UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 29, 2025 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,” “we,” “us” and “our” are to Petróleos Mexicanos as a state-owned public company and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 6, 2025 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

1

Exchange Rates

On December 5, 2025, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.18.1887 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and nine-month periods ended September 30, 2025, at an exchange rate of Ps.18.3825 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on September 30, 2025. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the nine-month period ended September 30, 2025, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.380.1 billion (U.S.$20.7 billion) to Petróleos Mexicanos to improve our financial position and support our debt service obligations. Between October 1 and December 5, 2025, we have received Ps. 11.0 billion (U.S.$0.6 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.
Selected Financial Data
The selected financial data as of December 31, 2024 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of September 30, 2025 and December 31, 2024, and the Mexican Government has had to financially support us.

For the nine-month period ended September 30, 2025, we recognized a net loss of Ps. (45.1) billion and our total equity (deficit) at September 30, 2025 was Ps. (1,895.8) billion. We had negative working capital of Ps. 463.8 billion as of September 30, 2025 and net cash flows from operating activities of Ps.155.6 billion during the nine-month period ended September 30, 2025. We disclose the circumstances that have caused these trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2025, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of September 30, 2025 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the nine-month period ended September 30, 2025. In addition, we include selected financial data from our audited consolidated statement of financial position as of December 31, 2024, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2024 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	September 30, (1)				December 31, (1)
	2025		2024		2024
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	1,166,091	Ps.	1,241,548	Ps.	1,672,673
Operating income (loss)	39,603		25,554		(15,990)
Financing income	10,155		12,270		15,670
Financing cost	114,572		113,713		158,902
Derivative financial instruments income (cost), net	18,107		(13,284)		(27,594)
Foreign exchange income (loss), net	153,011		(256,406)		(304,452)
Net (loss)	(45,055)		(430,103)		(780,588)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	395,028		n.a.		88,842
Total assets	2,398,403		n.a.		2,208,753
Short-term debt and current portion of long-term debt	443,168		n.a.		425,219
Long-term debt, net of current portion	1,400,305		n.a.		1,553,554
Total long-term liabilities	3,084,670		n.a.		2,985,005
Total equity (deficit)	(1,895,798)		n.a.		(1,983,776)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	112,568		109,420		146,850
Acquisition of wells, pipelines, properties, plant and equipment(2)	(119,457)		(194,810)		(230,139)

Note: n.a. = Not applicable.

(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein and our audited consolidated financial statements as of and for the year ended December 31, 2024.
(2)Includes capitalized financing cost. See Note 12-A to our condensed consolidated interim financial statements included herein and the Liquidity and Capital Resources section herein.
Source:    PEMEX’s condensed consolidated interim financial statements as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “IFRS Accounting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.
Capitalization of PEMEX

The following table sets forth our capitalization as of September 30, 2025:

	As of September 30, 2025 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	33,619	U.S.$	1,829
Long-term foreign debt, net of current portion	1,331,990		72,460
Long-term domestic debt, net of current portion	68,315		3,716
Total long-term debt, net of current portion(3)	1,400,305		76,176
Total long-term leases and long-term debt, net of current portion	1,433,924		78,005
Certificates of Contribution “A”(4)	1,732,817		94,264
Mexican Government contributions	66,731		3,630
Legal reserve	1,002		55
Accumulated other comprehensive result	38,894		2,116
Accumulated deficit from prior years	(3,689,905)		(200,729)
Net income for the period(5)	(45,053)		(2,451)
Total controlling interest	(1,895,514)		(103,115)
Total non-controlling interest	(283)		(15)
Total equity (deficit)	(1,895,797)		(103,130)
Total capitalization(6)	(461,873)		(25,125)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from September 30, 2025 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3825 = U.S.$1.00 as of September 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.11,159 million (U.S.$607 million) as of September 30, 2025.
(3)Total long-term debt does not include short-term debt of Ps. 443,168 million (U.S.$24,108 million) as of September 30, 2025.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. (7) million (U.S.$(0.4) million) for the nine-month period ended September 30, 2025.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of September 30, 2025 and for the nine-month periods ended September 30, 2025 and 2024.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Nine months ended
	September 30,
	2025(1)				2024
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	735,034	U.S.$	39,986	Ps.	736,673
Export	429,199		23,348		502,900
Services income	1,858		101		1,975
Total revenues	1,166,091		63,435		1,241,548
(Impairment) of wells, pipelines, properties, plant and equipment, net	(52,612)		(2,862)		(51,841)
Cost of sales	916,972		49,883		1,032,196
Gross income	196,506		10,690		157,511
Distribution, transportation and sale expenses	18,342		998		11,262
Administrative expenses	151,815		8,259		128,017
Other revenues	22,719		1,236		11,913
Other expenses	9,465		515		4,591
Operating income	39,603		2,154		25,554
Financing income	10,155		552		12,270
Financing cost	114,572		6,233		113,713
Derivative financial instruments income (cost), net	18,107		985		(13,284)
Foreign exchange income (loss) — net	153,011		8,324		(256,406)
Profit sharing in associates	772		42		422
Welfare oil duty	150,554		8,190		—
(Loss) before duties, taxes and other	(43,478)		(2,365)		(345,158)
Total duties, taxes and other	1,577		86		84,945
Net (loss)	(45,055)		(2,451)		(430,103)
Total other comprehensive results	(247,068)		(13,440)		193,391
Total comprehensive (loss)	(292,123)		(15,891)		(236,712)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3825 = U.S.$1.00 at September 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2025 and 2024.

Total Revenues

Total revenues decreased by 6.1% or Ps. 75.5 billion in the nine-month period ended September 30, 2025, from Ps. 1,241.6 billion in the nine-month period ended September 30, 2024 to Ps. 1,166.1 billion in the nine-month period ended September 30, 2025. This decrease was mainly due to (i) a decrease in the volume of export sales of Mexican crude oil (Ps.79.6 billion) and (ii) a 12.8% decrease in weighted average price of Mexican crude oil for export sales (Ps.24.5 billion). This decrease was partially offset by an increase in the foreign currency variations (Ps. 30.7 billion).

From January 1 to September 30, 2025, the weighted average Mexican export crude oil price was U.S. $63.22 per barrel, as compared to U.S. $72.48 per barrel for the nine-month period ended September 30, 2024.
Domestic Revenues

Domestic revenues had a slight decrease of 0.2% or Ps. 1.7 billion in the nine-month period ended September 30, 2025, from Ps. 736.7 billion in the nine-month period ended September 30, 2024, to Ps. 735.0 billion in the nine-month period ended September 30, 2025, mainly due to decreases in the sales volume of gasolines, diesel and fuel oil sold. This slight decrease was offset by an increase in the sales price of natural gas and natural gas liquids.

Domestic sales of natural gas increased by Ps.7.2 billion in the nine-month period ended September 30, 2025, from Ps. 13.4 billion in the nine-month period ended September 30, 2024, to Ps. 20.6 billion in the nine-month period ended September 30, 2025, primarily due to an increase in sales price.

Domestic sales of liquified petroleum gas increased by Ps.3.1 billion in the nine-month period ended September 30, 2025, from Ps. 33.9 billion in the nine-month period ended September 30, 2024 to Ps. 37.0 billion in the nine-month period ended September 30, 2025. This increase was primarily due to a 32.6% increase in its average sales price, and was offset by a 17.7% decrease in sales volume.

Domestic sales of petroleum products decreased by Ps. 12.9 billion in the nine-month period ended September 30, 2025, from Ps. 669.9 billion in the nine-month period ended September 30, 2024 to Ps. 657.0 billion in the nine-month period ended September 30, 2025, mainly due to a 2.1% decrease in the sales volume of gasoline and a 9.9% decrease in the sales volume of diesel.

Export Revenues

Export revenues decreased by 14.7% in peso terms in the nine-month period ended September 30, 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 502.9 billion in the nine-month period ended September 30, 2024, to Ps. 429.2 billion in the nine-month period ended September 30, 2025. This decrease was mainly due to a 23.6% decrease in the volume of export sales of Mexican crude oil in the nine-month period ended September 30, 2025 as compared to the nine-month period ended September 30, 2024. From January 1, 2025 to September 30, 2025, the weighted average Mexican export crude oil price was U.S. $63.22 per barrel, compared to U.S. $72.48 per barrel in the same period of 2024.

Crude oil sales decreased by 25.7% in the nine-month period ended September 30, 2025, from Ps. 271.9 billion in the nine-month period ended September 30, 2024, to Ps. 202.0 billion in the nine-month period ended September 30, 2025, and decreased by 33.3% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$15.6 billion in the nine-month period ended September 30, 2024, to U.S.$10.4 billion in the nine-month period ended September 30, 2025, primarily due to a 23.6% decrease in the sales volume of crude oil. The weighted average price per barrel of crude oil exports in the nine-month period ended September 30, 2025, was U.S. $63.22, or 12.8% lower than the weighted average price of U.S. $72.48 in the nine-month period ended September 30, 2024.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 21.8%, from Ps.71.4 billion in the nine-month period ended September 30, 2024, to Ps.55.8 billion in the nine-month period ended September 30, 2025, primarily due to a 42.9% decrease in the sales volume of fuel oil.

For the nine-month period ended September 30, 2025, the average exchange rate of the U.S. dollar against the peso was Ps. 19.5382 = U.S.$1.00, as compared to Ps. 17.7104 = U.S. $1.00 during the same period of 2024, representing a depreciation of the peso against the U.S. dollar of Ps. 1.8278 (or 10.3%), which had a favorable effect on our export sales of Ps. 30.7 billion in the nine-month period ended September 30, 2025.
Cost of Sales

Cost of sales decreased by 11.2%, from Ps. 1,032.2 billion in the nine-month period ended September 30, 2024 to Ps. 917.0 billion in the nine-month period ended September 30, 2025. This decrease was mainly due to: (i) a Ps. 67.3 billion decrease related to purchases of hydrocarbons, (ii) a Ps. 32.6 billion decrease in the hydrocarbons extraction and exploration duties and taxes, (iii) a Ps. 14.0 billion decrease in maintenance costs and (iv) a Ps. 27.6 billion decrease in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period, and was partially offset by an increase in the amortization of wells (Ps. 4.2 billion) and an increase in the IEPS tax (Ps. 14.2 billion).
Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 0.8 billion in the nine-month period ended September 30, 2025, from a net impairment of Ps. 51.8 billion in the nine-month ended September 30, 2024, to a net impairment of Ps. 52.6 billion in the nine-month period ended September 30, 2025. This net impairment was primarily due to (i) a net impairment of Ps. 32.4 billion in the cash-generating units of our Exploration and Extraction segment (formerly

Exploration and Production) resulting from the negative effect of crude oil prices, an increase in production costs and the negative effect of the exchange rate fluctuations, and (ii) a net impairment of Ps. 22.1 billion in the cash-generating unit of Logistics (now part of our Other Operating Subsidiary Companies segment and formerly Pemex Logistics), mainly due to a decrease in estimated future cash flows. This decrease resulted from a regulatory change that eliminated the ability to include hydrocarbon theft losses as part of the recoverable costs in cash flow projections. Under the previous framework, a percentage of losses from fuel theft could be recovered through the segment’s pricing and fee structure; this recovery mechanism is no longer available, reducing the expected cash flows from Logistics assets and requiring an impairment charge to write down the assets to their lower recoverable amount. These impairments were partially offset by a net reversal of impairment in the cash-generating units of our Industrial Processes and Energy Transformation segments (formerly part of Pemex Industrial Transformation) by Ps. 1.9 billion, mainly due to a decrease in the discount rate.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by Ps. 30.9 billion for the nine-month period ended September 30, 2025, from Ps. 139.3 billion for the nine-month period ended September 30, 2024 to Ps. 170.2 billion for the nine-month period ended September 30, 2025, mainly due to increases in the net periodic cost of employee benefits (Ps. 11.1 billion), higher provisions for pending lawsuits (Ps. 9.7 billion) impairment losses on trade receivables mainly due to a net increase in uncollectable export accounts (Ps. 6.3 billion). For more information see note 18 to our condensed consolidated interim financial statements included herein.
Other Revenues

Other revenues increased by Ps. 10.8 billion in the nine-month period ended September 30, 2025, from Ps. 11.9 billion in the nine-month period ended September 30, 2024, to Ps. 22.7 billion in the nine-month period ended September 30, 2025. This increase was mainly attributable to Ps. 9.3 billion in income from the recovery of insurance claims related to the fire on the Nohoch-A platform in 2023.
Other Expenses

Other expenses increased by Ps. 4.9 billion in the nine-month period ended September 30, 2025, from Ps. 4.6 billion in the nine-month period ended September 30, 2024, to Ps. 9.5 billion in the nine-month period ended September 30, 2025. This increase was mainly due to a Ps. 4.7 billion increase in the cost of provisions related to ongoing legal proceedings.
Financing Income
Financing income decreased by Ps. 2.1 billion in the nine-month period ended September 30, 2025, from Ps. 12.3 billion in the nine-month period ended September 30, 2024, to Ps. 10.2 billion in the nine-month period ended September 30, 2025. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (“Government Bonds”) issued by the Ministry of Finance and Public Credit and held by Petróleos Mexicanos.
Financing Cost

Financing costs increased by Ps. 0.9 billion in the nine-month period ended September 30, 2025, from Ps. 113.7 billion in the nine-month period ended September 30, 2024, to Ps. 114.6 billion in the nine-month period ended September 30, 2025, mainly due to the effect of the average exchange rate, reflecting a 10.3% depreciation of the peso against the U.S. dollar as of September 30, 2025, compared to the same period in 2024.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income increased by Ps. 31.4 billion, from a derivative financial instruments cost of Ps. 13.3 billion in the nine-month period ended September 30, 2024 to a derivative financial instruments income of Ps. 18.1 billion in the nine-month period ended September 30, 2025. This increase was mainly as a result (i) of an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in other derivative financial instruments, such as currency options.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 89.8% as of September 30, 2025, is denominated in foreign currencies. Foreign exchange income (loss), net, increased by Ps. 409.4 billion, from a foreign exchange loss of Ps. 256.4 billion in the nine-month period ended September 30, 2024 to a foreign exchange income of Ps. 153.0 billion in the nine-month period ended September 30, 2025, primarily as a result of the appreciation of the peso relative to the U.S. dollar during the nine-month period ended September 30, 2025, as compared to the depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2024. The value of the peso in U.S. dollar terms depreciated by 16.0%, from Ps. 16.9220 = U.S. $1.00 as of December 31, 2023, to Ps. 19.6290 = U.S. $1.00 as of September 30, 2024, as compared to a 9.3% appreciation of the peso in U.S. dollar terms from Ps. 20.2683 = U.S. $1.00 as of December 31, 2024 to Ps. 18.3825 = U.S. $1.00 as of September 30, 2025.
Welfare Oil Duty
As of January 1, 2025, the Mexican Government has consolidated the Derecho por la Utilidad Compartida
(Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de
Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) previously payable by Petróleos Mexicanos into the Derecho Petrolero para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. We are currently evaluating the economic nature of the Welfare Oil Duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods. For the nine-month period ended September 30, 2025, the Welfare Oil Duty incurred was Ps. 150.6 billion.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased by 98.1% in the nine-month period ended September 30, 2025, from Ps. 84.9 billion in the nine-month period ended September 30, 2024, to Ps. 1.6 billion in the nine-month period ended September 30, 2025. This decrease was mainly due to the consolidation of the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty into the new Welfare Oil Duty, beginning January 1, 2025.
Net (Loss)

In the nine-month period ended September 30, 2025, we had a net loss of Ps.(45.1) billion, as compared to a net loss of Ps. (430.0) billion in the nine-month period ended September 30, 2024. This decrease in net loss was explained by the following factors:

•a Ps. 115.2 billion decrease in cost of sales;
•a Ps. 10.8 billion increase in other revenues;
•a Ps. 31.4 billion increase in the income of derivative financial instruments;
•a Ps. 83.3 billion decrease in taxes and other duties; and
•a Ps. 409.4 billion increase in exchange income;
offset by:
•a Ps. 75.5 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 0.8 billion increase in impairment of fixed assets;
•a Ps. 30.9 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 4.9 billion increase in other expenses;
•a Ps. 0.9 billion increase in financing costs;
•a Ps. 2.1 billion decrease in financing income; and
•a Ps. 150.6 billion increase in the Welfare Oil Duty.

Total Other Comprehensive Results

In the nine-month period ended September 30, 2025, we reported total other comprehensive losses of Ps. (247.1) billion as compared to total other comprehensive income of Ps. 193.4 billion in the nine-month period ended September 30, 2024.This deterioration was primarily due to (1) a recognition of actuarial losses of Ps.(196.4) billion as a result of a decrease in the discount and return on plan assets rates from 11.28% as of December 31, 2024, to 9.75% as of September 30, 2025 related to retirement and post-employment benefits and (2) a Ps. 50.6 billion decreased in currency translation effect, due to a depreciation of the dollar against the peso.

Results of Operations of PEMEX—For the three months ended September 30, 2025 compared to the three months ended September 30, 2024

	Three months ended
	September 30,
	2025(1)			2024
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	244,110	13,280	Ps.	254,847
Export	134,001		7,290	170,662
Services income	769		42	613
Total revenues	378,881		20,611	426,122
(Impairment) of wells, pipelines, properties, plant and equipment, net	(12,418)		(676)	(34,292)
Cost of sales	329,143		17,905	346,444
Gross income	37,319		2,030	45,385
Distribution, transportation and sale expenses	7,074		385	3,530
Administrative expenses	47,353		2,576	43,541
Other revenues	6,283		342	3,332
Other expenses	2,060		112	1,139
Operating (loss) income	(12,884.5)		(700.9)	508.0
Financing income	3,067		167	2,076
Financing cost	34,703		1,888	42,613
Derivative financial instruments (cost) income, net	(2,826)		(154)	2,500
Foreign exchange income (loss) — net	33,384		1,816	(130,111)
Profit sharing in associates	405		22	157
Welfare oil duty	47,486		2,583	—
(Loss) before duties, taxes and other	(61,043)		(3,321)	(167,484)
Total duties, taxes and other	200		11	(6,029)
Net (loss)	(61,242)		(3,332)	(161,455)
Total other comprehensive results	(114,531)		(6,230)	22,514
Total comprehensive (loss)	(175,773)		(9,562)	(138,941)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.3825 = U.S.$1.00 at September 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended September 30, 2025 and 2024.

Total Revenues

Total revenues decreased by 11.1% or Ps. 47.2 billion in the three-month period ended September 30, 2025, from Ps. 426.1 billion in the three-month period ended September 30, 2024 to Ps. 378.9 billion in the three-month period ended September 30, 2025. The decrease in total revenues was mainly due to (i) a decrease in the volume of export sales of

Mexican crude oil (Ps. 21.1billion); (ii) a 13.2% decrease in the weighted average price of Mexican crude oil for export sales (Ps. 6.2 billion) and (iii) a decrease in the foreign currency variations (Ps. 9.3 billion).

From July 1 to September 30, 2025, the weighted average Mexican export crude oil price was U.S. $64.15 per barrel, as compared to U.S. $73.94 per barrel for the three-month period ended September 30, 2024.
Domestic Revenues

Domestic revenues decreased by 4.2% or Ps. 10.7 billion in the three-month period ended September 30, 2025, from Ps. 254.8 billion in the three-month period ended September 30, 2024, to Ps. 244.1 billion in the three-month period ended September 30, 2025. This decrease was mainly due to a decrease in the volume of gasolines, diesel and fuel oil sold and was offset by an increase in the sales price of natural gas and natural gas liquids.

Domestic sales of natural gas increased by Ps.1.7 billion in the three-month period ended September 30, 2025, from Ps. 4.5 billion in the three-month period ended September 30, 2024, to Ps. 6.2 billion in the three-month period ended September 30, 2025, primarily due to an increase in its average sales price.

Domestic sales of liquified petroleum gas decreased by Ps. 0.8 billion in the three-month period ended September 30, 2025, from Ps. 11.5 billion in the three-month period ended September 30, 2024 to Ps. 10.7 billion in the three-month period ended September 30, 2025. This decrease was primarily due to a 33.2% decrease in its sales volume and was offset by a 38.9% increase in sales price.

Domestic sales of petroleum products decreased by Ps. 12.3 billion in the three-month period ended September 30, 2025, from Ps. 233.8 billion in the three-month period ended September 30, 2024, to Ps. 221.5 billion in the nine-month period ended September 30, 2025, mainly due to a 2.5% decrease in the sales volume of gasoline and 7.9% decrease in the sales volume of diesel.
Export Revenues

Export revenues decreased by 21.5% in peso terms in the three-month period ended September 30, 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 170.7 billion in the three-month period ended September 30, 2024 to Ps. 134.0 billion in the three-month period ended September 30, 2025. This decrease was mainly due to a 22.9% decrease in volume of export sales of Mexican crude oil in the three-month period ended September 30, 2025, compared to the three-month period ended September 30, 2024. From July 1, 2025 to September 30, 2025, the weighted average Mexican export crude oil price was U.S. $64.15 per barrel, 13.2% decrease compared to U.S. $73.94 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 34.7% in the three-month period ended September 30, 2025, from Ps. 89.6 billion in the three-month period ended September 30, 2024, to Ps. 58.5 billion in the three-month period ended September 30, 2025, and decreased by 31.3% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$4.8 billion in the three-month period ended September 30, 2024, to U.S.$3.3 billion in the three-month period ended September 30, 2025, primarily due to a 22.9% decrease in the sales volume of crude oil. The weighted average price per barrel of crude oil exports in the three-month period ended September 30, 2025, was U.S. $64.15, or 13.2% lower than the weighted average price of U.S. $73.94 in the three-month period ended September 30, 2024.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 32.4%, from Ps. 25.3 billion in the three-month period ended September 30, 2024, to Ps.17.1 billion in the three-month period ended September 30, 2025, primarily due to a 47.4% decrease in the sales volume of fuel oil.

For the three-month period ended September 30, 2025, the average exchange rate of the U.S. dollar against the peso was Ps. 18.6456 = U.S.$1.00, as compared to Ps. 18.9229 = U.S. $1.00 during the same period of 2024, representing an appreciation of the peso against the U.S. dollar of Ps. 0.2773 (or 1.5%), which had an unfavorable effect on our export sales of Ps. 9.3 billion in the three-month period ended September 30, 2025.
Cost of Sales

Cost of sales decreased by 5.0%, from Ps. 346.4 billion in the three-month period ended September 30, 2024 to Ps. 329.1 billion in the three-month period ended September 30, 2025. This decrease was mainly due to: (i) a Ps. 38.3 billion decrease in purchases; (ii) a Ps. 5.7 billion decrease in hydrocarbons extraction and exploration duties and taxes. This decrease was partially offset by (i) a Ps. 5.8 billion increase related to unsuccessful wells and exploration costs; (ii) a Ps. 3.3 billion increase in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services); (iii) a Ps. 1.7 billion increase in losses from fuels subtraction; (iv) a Ps. 5.4 billion increase in conservation and maintenance; and (v) Ps. 8.4 billion in expenses for delays and expenses related to the exploration and extraction contract of our Trion project.
Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 21.9 billion in the three-month period ended September 30, 2025, from a net impairment of Ps. 34.3 billion in the three-month ended September 30, 2024 to a net impairment of Ps. 12.4 billion in the three-month period ended September 30, 2025. This net impairment was primarily due to a net impairment of Ps. 22.1 billion in the cash-generating unit of Logistics mainly due to a decrease in estimated future cash flows. This decrease resulted from a regulatory change that eliminated the ability to include hydrocarbon theft losses as part of the recoverable costs in cash flow projections. Under the previous framework, a percentage of losses from fuel theft could be recovered through the segment’s pricing and fee structure. This recovery mechanism is no longer available, reducing the expected cash flows from certain assets and requiring an impairment charge to write down the assets to their lower recoverable amount. This impairment was offset by a net reversal of impairment of Ps. 5.6 billion in the cash-generating unit of Exploration and Extraction (formerly Pemex Exploration and Production) resulting from the decrease in the discount rate.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 7.3 billion in the three-month period ended September 30, 2025, from Ps. 47.1 billion in the three-month period ended September 30, 2024 to Ps. 54.4 billion in the three-month period ended September 30, 2025, mainly due to increases in net periodic cost of employee benefits and impairment losses on trade receivables mainly due to a net increase in uncollectible export accounts due to the lack of a reasonable expectation of recovery.
Other Revenues

Other revenues increase of Ps. 3.0 billion in the three-month period ended September 30, 2025, from Ps. 3.3 billion in the three-month period ended September 30, 2024 to Ps. 6.3 billion in the three-month period ended September 30, 2025. This increase was mainly due to Ps. 1.8 billion from the recovery of insurance claims.
Other Expenses

Other expenses increased by Ps. 1.0 billion in the three-month period ended September 30, 2025, from Ps. 1.1 billion in the three-month period ended September 30, 2024 to Ps. 2.1 billion in the three-month period ended September 30, 2025. This increase was mainly due to a Ps. 2.4 billion increase in miscellaneous expenses offset by a decrease of Ps. 1.5 billion reduction in the disposal of fixed assets.
Financing Income
Financing income increased by Ps. 1.0 billion in the three-month period ended September 30, 2025, from Ps. 2.1 billion in the three-month period ended September 30, 2024, to Ps. 3.1 billion in the three-month period ended September 30, 2025. This increase was mainly due to a higher interest earned.
Financing Cost

Financing costs decreased by Ps. (7.9) billion in the three-month period ended September 30, 2025, from Ps. 42.6 billion in the three-month period ended September 30, 2024, to Ps. 34.7 billion in the three-month period ended September 30, 2025, mainly due to the effect of the average exchange rate, reflecting a 1.5% appreciation of the peso against the U.S. dollar as of September 30, 2025, compared to the same period in 2024.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments cost increased by Ps. (5.3) billion in the three-month period ended September 30, 2025, from a derivative financial instruments income of Ps. 2.5 billion in the three-month period ended September 30, 2024 to a derivative financial instruments cost of Ps. (2.8) billion in the three-month period ended September 30, 2025, mainly as a result of (i) an increase in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in other derivative financial instruments, such as currency options and crude oil options.
Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 89.8% as of September 30, 2025, is denominated in foreign currencies. Our exchange income (loss), net, increased by Ps. 163.5 billion in the three-month period ended September 30, 2025, from a foreign exchange loss of Ps. 130.1 billion in the three-month period ended September 30, 2024 to a foreign exchange income of Ps. 33.4 billion in the three-month period ended September 30, 2025, primarily as a result of the appreciation of the peso relative to the U.S. dollar during the three-month period ended September 30, 2025, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2024. The value of the peso in U.S. dollar terms depreciated by 6.8%, from Ps. 18.3773 = U.S. $1.00 as of June 30, 2024, to Ps. 19.6290 = U.S. $1.00 as of September 30, 2024, as compared to a 2.7% appreciation of the peso in U.S. dollar terms from Ps. 18.8928 = U.S. $1.00 as of June 30, 2025 to Ps. 18.3825 = U.S. $1.00 as of the three-month period ended September 30, 2025.
Welfare Oil Duty
As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. We are currently evaluating the economic nature of the Welfare Oil Duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods. For the three-month period ended September 30, 2025, the Welfare Oil Duty incurred was Ps. 47.5 billion.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased by Ps. 6.2 billion in the three-month period ended September 30, 2025, from Ps. (6.0) billion in the three-month period ended September 30, 2024, to Ps. 0.2 billion in the three-month period ended September 30, 2025. This decrease was mainly due to the consolidation of the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the new Welfare Oil Duty, beginning January 1, 2025.
Net Income (Loss)

In the three-month period ended September 30, 2025, we had a net loss of Ps.61.3 billion on Ps. 378.9 billion in total revenues, as compared to a net loss of Ps. 161.5 billion on Ps. 426.1 billion in total revenues in 2024. This decrease in net loss relative to September 30, 2024 was primarily explained by the following factors:

•a Ps. 17.3 billion decrease in cost of sales;
•a Ps. 3.0 billion increase in other revenues.
•a Ps. 21.9 billion decrease in impairment of fixed assets;
•a Ps. 163.5 billion increase in exchange income; and
•a Ps. 6.2 billion decrease in taxes and other duties;
offset by:
•a Ps. 47.2 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 7.3 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 1.0 billion increase in other expenses;
•a Ps. 7.9 billion decrease in financing cost;
•a Ps. 5.3 billion increase in the cost of derivative financial instruments; and
•a Ps. 47.5 billion increase in the Welfare Oil Duty.

Total Other Comprehensive Results

In the three-month period ended September 30, 2025, we had total other comprehensive losses of Ps. (114.5) billion as compared to total other comprehensive income of Ps. 22.5 billion in the three-month period ended September 30, 2024. This deterioration was primarily due to Ps. 46.2 billion currency translation effect in the three-month period ended September 30, 2025, compared with the same period of 2024 and Ps. 90.8 billion of actuarial losses in the three-month period ended September 30, 2025, compared with the same period of 2024.

Liquidity and Capital Resources

Overview

During the nine-month period ended September 30, 2025, our liquidity position increased to Ps.492.8 billion due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position represented an increase of Ps.398.8 billion from our Ps.94.0 billion position as of December 31, 2024.

Our principal use of funds in the first nine months of 2025 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.817.3 billion from borrowings and with Ps.380.1 billion received in equity capital contributions from the Mexican Government.

During 2025, work remains in progress for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. Payments related to this project made in advance to contractors increased by Ps.0.2 billion, from Ps.4.0 billion as of December 31, 2024, to Ps.4.2 billion as of September 30, 2025.

As of September 30, 2025, we owed our suppliers Ps.517.1 billion, a 2.2% increase as compared to the Ps.506.0 billion owed as of December 31, 2024. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2025. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2025, provides for our incurrence of up to Ps.245.4 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of September 30, 2025, our total indebtedness, including accrued interest, was Ps.1,843.5 billion (U.S. $100.3 billion) in nominal terms, which represented a 6.8% decrease compared to our total indebtedness, including accrued interest, of Ps.1,978.8 billion as of December 31, 2024. Ps.957.4 billion (U.S. $52.1 billion) of our existing debt as of September 30, 2025, or 51.9%, is scheduled to mature in the next three years. Our working capital position improved, moving from a negative working capital of Ps.768.0 billion as of December 31, 2024, to a negative working capital of Ps.463.8 billion (U.S. $25.2 billion) as of September 30, 2025. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 17-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 34.4% of our total liabilities as of September 30, 2025 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of September 30, 2025, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,477.8 billion.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.

On August 1, 2025, Fitch Ratings upgraded our long-term local and foreign currency issuer default to “BB” from “B+”. Fitch also removed its Rating Watch Positive and upgraded the rating of our senior unsecured notes outstanding to “BB” from “B+”/”RR4.”
On August 27, 2025, Moody’s Local México upgraded our long-term local currency senior unsecured debt ratings for our 12U, 14U, 14-2, and 15U notes to “AAA.mx” from “AA+.mx” and affirmed our outlook to stable from negative.
On October 2, 2025, Fitch Ratings further upgraded the rating of our senior unsecured notes outstanding to
“BB+”, with a stable outlook.
Any downgrade of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 17 and 19 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 17 and 19 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2025 and December 31, 2024.

	September 30, 2025		December 31, 2024
	(millions of pesos)
Borrowing base under lines of credit	Ps.	97,737	Ps.	5,142
Cash and cash equivalents	395,028		88,842
Liquidity	Ps.	492,765	Ps.	93,984
As of September 30, 2025, we had U.S.$5,738 million and Ps.20,500 million in credit lines in order to provide liquidity of which U.S.$4,178 million and Ps.20,500 million were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206 million. From January 1 to September 30, 2025, PMI Trading obtained U.S.$540 million from its revolving credit line and repaid U.S.$540 million. As of September 30, 2025, the outstanding amount under this revolving credit line was U.S.$206 million and the available amount was U.S.$24 million.
Cash Flows from Operating, Financing and Investing Activities

During the first nine months of 2025, net cash flows from operating activities decreased to Ps.155.6 billion, as compared to Ps.269.4 billion in the first nine months of 2024. Net cash flows used in investing activities totaled Ps.(126.7)

billion in the first nine months of 2025, as compared to Ps.(216.5) billion in the same period of 2024. Net cash flows from financing activities totaled Ps.287.3 billion in the first nine months of 2025, as compared to net cash flows used in financing activities of Ps.(54.7) billion in the same period of 2024.

As of September 30, 2025, our cash and cash equivalents totaled Ps.395.0 billion, as compared to Ps.88.8 billion as of December 31, 2024. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2025 and 2024:

	For the nine-month period ended September 30,
	2025		2024
	(millions of pesos)
Net cash flows from operating activities	Ps.	155,647	Ps.	269,363
Net cash flows (used in) investing activities	(126,740)		(216,514)
Net cash flows from (used in) financing activities	287,318		(54,742)
Net increase (decrease) in cash and cash equivalents	Ps.	316,225	Ps.	(1,893)
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from October 1, 2025 to December 5, 2025, see Note 19 to our condensed consolidated interim financial statements included herein. As of September 30, 2025, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of September 30, 2025, the adjusted capital expenditures budget of Ps.133.6 billion represented an increase of 7.5% in comparison to the initial budget for 2025. The increase is explained mainly by the net effect of a reduction in our Corporate segment for financial investment in an affiliated company and an increase in our Exploration and Extraction business segment in new development fields. The adjusted budget represents a decrease of 43.4% as compared to capital expenditures in 2024.

As of September 30, 2025, we have spent Ps.110.7 billion, or 82.9%, of the total capital expenditures budget for 2025.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos as of December 31, 2024. These amounts were prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.119.5 billion included in our condensed consolidated interim financial statements prepared in accordance with IFRS.

The increase in the financial investment budget of Ps.2.38 billion has been allocated as follows: Ps.1.88 billion for PTI Infraestructura de Desarrollo, S.A. de C.V., our subsidiary company in charge of the Olmeca Refinery; Ps.0.31 billion for the fertilizers business; and Ps.0.19 billion for Gasolinas Bienestar.

The following table shows our original and adjusted capital expenditures budget for 2025 by business line. This information excludes non-capitalizable maintenance, as well as amounts spent as of September 30, 2025 by the former subsidiary entities listed below prior to their dissolution, and the same information for financial investments. These former entities have since been reorganized into our current reporting segments under the New Organic Statute.

Capital Expenditures and Budget by State-owned subsidiary company (1)

	2025 Original Budget (2)		2025 Adjusted Budget (3)		Actual spent as of September 30, 2025
	(millions of pesos)
Capital expenditures
Exploration and Extraction	Ps.	94,761	Ps.	94,214	Ps.	87,897
Industrial Processes	18,710		27,824		18,181
Energy Transformation	2,326		2,831		674
Logistics	7,310		7,671		2,955
Petróleos Mexicanos	1,151		1,020		956
Total capital expenditures	Ps.	124,258	Ps.	133,560	Ps.	110,663

Total financial investment	Ps.	1,500	Ps.	3,884	Ps.	3,884
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) The table has been restructured to align capital expenditures reporting with the new segment presentation introduced pursuant to the New Organic Statute effective on June 1, 2025. Therefore, the information presented is not comparable to prior periods.
(2) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(3) Adjusted budget authorized on September 30, 2025.

Source: Petróleos Mexicanos

Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025. For more information, see “Explanatory Note,” “Special Note Regarding Mexican Constitutional Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform” in the Form 20-F and Notes 1 and 6 to our condensed consolidated interim financial statements included herein.

Business Overview

Production

Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2025		2024		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,614		1,771		(157.0)	(8.9)
Natural gas (mmcfpd) (2)(3)	3,568		3,710		(142.0)	(3.8)
Petroleum products (tbpd) (4)	969		940		29.0	3.1
Dry gas from plants (mmcfpd)	1,707		1,846		(139.0)	(7.5)
Natural gas liquids (tbpd)	129		153		(24.0)	(15.7)
Petrochemicals (tt)	889		803		86.0	10.7

Average crude oil exports (tbpd) (5)
Olmeca	70.3		28.2		42.1	149.3
Isthmus (6)	119.2		242.1		(122.9)	(50.8)
Maya (7)	395.6		458.1		(62.5)	(13.6)
Zapoteco	19.0		59.0		(40.0)	(67.8)
Total	604.1		787.5		(183.3)	(23.3)

Value of crude oil exports (value in millions of U.S. dollars) (5)(6)(7)	U.S.$	10,325.6	U.S.$	15,576.8	(5,251.2)	(33.7)

Average PEMEX crude oil export prices per barrel (8)
Olmeca	U.S.$	64.75	U.S.$	74.74	(10.0)	(13.4)
Isthmus (9)	65.67		74.89		(9.2)	(12.3)
Maya (10)	61.25		70.51		(9.3)	(13.1)
Altamira	59.09		67.39		(8.3)	(12.3)
Zapoteco	64.91		73.69		(8.8)	(11.9)
Weighted average price (11)	U.S.$	62.60	U.S.$	72.19	(9.6)	(13.3)

West Texas Intermediate crude oil average price per barrel (12)	U.S.$	67.43	U.S.$	77.67	(10.2)	(13.2)
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Production of gasoline, diesel, jet fuel and others.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of September 30, 2025.
(6)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(7)Includes heavy crude oil Altamira and Talam.
(8)Average price during period indicated based on billed amounts.
(9)Exclude MXBSC crude oil.
(10)Exclude heavy crude oil Altamira and Talam.
(11)On December 5, 2025, the weighted average price of our crude oil export mix was U.S.$56.39 per barrel.
(12)On December 5, 2025, the West Texas Intermediate crude oil spot price was U.S.$60.14 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids decreased by 8.9% in the first nine months of 2025, from 1,771 thousand barrels per day in the first nine months of 2024, to 1,614 thousand barrels per day in the first nine months of 2025. This decrease was mainly due to:

•a 7.5% decrease in the production of liquids in light crude oil, mainly due to the natural decline of the onshore fields Quesqui and Tupilco Profundo, as well as delays in the installation of marine infrastructure in the Xanab field and the back pressure reduction plant of the Quesqui field.

•a 4.6% decrease in the production of heavy crude oil, mainly due to the natural decline of the Zaap and Maloob offshore fields.

Production of natural gas decreased by 3.8% during the first nine months of 2025, from 3,710 million cubic feet per day in the first nine months of 2024 to 3,568 million cubic feet per day in the same period of 2025. This decrease was primarily due to the natural decline of the Tupilco Profundo, Quesqui, Onel, Xux and Pokche fields, and was partially offset by the start of production from the Bakte field and new wells in Ixachi.

Production of petroleum products increased by 29 thousand barrels per day or 3.1% during the first nine months of 2025, from 940 thousand barrels per day in the first nine months of 2024 to 969 thousand barrels per day in the first nine months of 2025. Total production of gasoline, diesel and jet fuel during the nine-month period ended September 30, 2025 was 576 thousand barrels per day, an increase of 75 thousand barrels per day compared to the same period of the previous year as a result of improvements in the operational reliability of the processing units.

During the first nine months of 2025, the yield of gasoline, diesel, and jet fuel increased by 6 percentage points compared to the same period in 2024, rising from 53.0 % to 59.0 % as a result of improvements in the operational reliability, mentioned previously.

Fuel oil production decreased by 92 thousand barrels per day, from 303 thousand barrels per day in the first nine months of 2024 to 211 thousand barrels per day in the same period of 2025 as a consequence of the improvement in the reliability of the process units through the rehabilitation program of the National Refining System.

Dry gas production decreased by 7.5% during the first nine months of 2025, as compared to the same period of 2024. This decrease was mainly due to lower gas production in the Cactus, Ciudad Pemex and Burgos gas processing complexes.

Natural gas liquids production decreased by 15.7% during the first nine months of 2025, as compared to the same period of 2024, primarily due to reduced production of gas liquids at the Nuevo Pemex and Burgos gas processing complexes.

Petrochemicals production increased by 86 thousand tons or 10.7% during the first nine months of 2025, as compared to the same period of 2024. This increase was mainly the result of improved performance in the following areas: ammonia and carbon dioxide production at the Cosoleacaque Petrochemical Complex was up by 27 thousand tons and 6 thousand tons, respectively, compared to the same period in 2024. Meanwhile, methanol production at the Independencia Petrochemical Complex increased by 8 thousand tons.

The increase in petrochemical production is due to longer operating times at Pemex’s petrochemical complexes .

Industrial Processes

During the first nine months of 2025, crude oil processing increased by 31 thousand barrels per day compared to the same period in 2024, rising from 946 thousand barrels per day to 977 thousand barrels per day. This increase in crude oil processing was the result of the strategy implemented by Pemex to strengthen and consolidate the operational continuity of the country's refineries.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2025	2024	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	304	285	19.0	6.7
Dry gas from plants (tbpd)	14	14	—	—
Natural gas liquids (tbpd)	13	11	2.0	18.2
Petrochemicals (tbpd)	15	16	(1.0)	(6.3)

Tbpd = thousands of barrels per day.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to September 30, 2025, the Deer Park Refinery processed 294.9 thousand barrels per day of crude oil and produced 304.2 thousand barrels per day of petroleum products, of which 46.6% were distillates.

Gasolinas Bienestar, S.A. de C.V.

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the nine months ended September 30, 2025, Gasolinas Bienestar, S.A. de C.V. exported 17.2 thousand barrels per day of crude oil and 2.0 thousand barrels per day of petroleum products in the aggregate amount of Ps.7.9 billion (U.S.$0.4 billion). Such sales represented 3.3% of total exports of crude oil and 1.8% of total export sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

Amending agreements with suppliers
Petróleos Mexicanos issued amending agreements to extend the payment term with suppliers and contractors, to pay the balances generated in 2025 up to 8 years, through quarterly payments of principal and interest. As of October 31, 2025, the amount of these agreements amounted Ps.29,236 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance
Date: December 15, 2025
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in the Middle East and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;

•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations and corruption regulations;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Assets	Note	September 30, 2025		December 31, 2024

Current assets:
Cash and cash equivalents	8,9	Ps.	395,027,504	88,841,826
Customers, net	7,8,10-A	118,557,988		126,733,175
Other financing receivables	7,8,10-B	40,889,962		32,330,944
Other non-financing receivables	7,8,10-B	56,034,440		74,532,913
Inventories	11	92,238,475		88,569,989
Government Bonds	14-A	21,461,387		14,740,032
Derivative financial instruments	8	16,238,196		9,203,958
Other current assets	8	5,256,566		4,601,883
Total current assets	6	745,704,518		439,554,720
Non-current assets:
Investments in associates	8	2,731,475		2,692,938
Wells, pipelines, properties, plant and equipment, net	12	1,557,621,522		1,650,532,712
Rights of use assets		41,027,138		41,964,533
Long-term notes receivable, net of current portion	8	940,737		1,021,778
Government Bonds	14-A	—		21,135,321
Deferred income taxes and duties		6,898,703		7,033,529
Intangible assets, net	13	13,602,920		17,088,277
Other assets	14-B	29,875,655		27,728,775
Total non-current assets	6	1,652,698,150		1,769,197,863
Total assets		Ps.	2,398,402,668	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Liabilities	Note	September 30, 2025		December 31, 2024

Short-term debt and current portion of long-term debt	8,15	Ps.	443,168,492	425,218,517
Short-term leases	8	11,159,459		8,628,404
Suppliers	8	517,098,247		505,989,382
Income taxes and duties payable		85,235,052		85,941,389
Accounts and accrued expenses payable	8	78,500,601		72,773,222
Derivative financial instruments	8	74,368,918		108,972,467
Total current liabilities	6	1,209,530,769		1,207,523,381
Long-term liabilities:
Long-term debt, net of current portion	8,15	1,400,305,447		1,553,553,738
Long-term leases, net of current portion	8	33,619,191		38,196,862
Employee benefits		1,477,837,419		1,232,589,895
Provisions for sundry creditors	16	153,669,229		137,835,561
Other liabilities		14,541,772		17,692,458
Deferred income taxes		4,696,503		5,136,424
Total long-term liabilities	6	3,084,669,561		2,985,004,938
Total liabilities		Ps.	4,294,200,330	4,192,528,319
Equity (deficit)	6,17
Controlling interest:
Certificates of Contribution “A”		1,732,817,345		1,352,716,466
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		38,893,707		285,954,621
Accumulated deficit:
From prior years		(3,689,905,157)		(2,909,489,303)
Net income (loss) for the year		(45,053,099)		(780,415,854)
Total controlling interest		(1,895,514,483)		(1,983,501,349)
Total non-controlling interest		(283,179)		(274,387)
Total equity (deficit)		(1,895,797,662)		(1,983,775,736)
Total liabilities and equity (deficit)		Ps.	2,398,402,668	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the nine-month periods ended September 30, 2025, and 2024
(Figures stated in thousands, except as noted)

	Note	2025		2024

Net revenues
Domestic	6,7	Ps.	735,034,415	736,673,311
Export	6,7	429,199,121		502,900,362
Services income	6,7	1,857,531		1,974,771
Total revenues		1,166,091,067		1,241,548,444
(Impairment) of wells, pipelines, properties, plant and equipment, net	6	(52,612,179)		(51,841,445)
Cost of sales	6	916,972,389		1,032,195,736
Gross income	6	196,506,499		157,511,263
Distribution, transportation and sale expenses	6	18,341,534		11,262,411
Administrative expenses	6	151,814,739		128,017,247
Other revenues	6	22,718,590		11,913,242
Other expenses	6	9,465,419		4,591,260
Operating income	6	39,603,397		25,553,587
Financing income (1)	6	10,154,813		12,269,991
Financing cost (2)	6	114,571,963		113,713,251
Derivative financial instruments income (cost), net	6	18,106,809		(13,283,533)
Foreign exchange income (loss), net	6	153,011,244		(256,406,202)
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		66,700,903		(371,132,995)
Profit sharing in associates	6	771,517		421,839
Welfare oil duty		150,554,257		—
(Loss) before duties, taxes and other		(43,478,440)		(345,157,569)
Profit sharing duty, net		—		78,258,705
Income tax expense		1,576,566		6,686,484
Total duties, taxes and other	6	1,576,566		84,945,189
Net (loss)	6	Ps.	(45,055,006)	(430,102,758)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(50,647,161)		72,312,743
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes		(196,420,638)		121,078,069
Total other comprehensive results		(247,067,799)		193,390,812
Total comprehensive (loss)		Ps.	(292,122,805)	(236,711,946)
Net income (loss) attributable to:
Controlling interest		(45,053,099)		(429,954,398)
Non-controlling interest		(1,907)		(148,360)
Net (loss)		(45,055,006)		(430,102,758)
Other comprehensive results attributable to:
Controlling interest		(247,060,914)		193,381,482
Non-controlling interest		(6,885)		9,330
Total other comprehensive results		(247,067,799)		193,390,812
Comprehensive (loss) income:
Controlling interest		(292,114,013)		(236,572,916)
Non-controlling interest		(8,792)		(139,030)
Total comprehensive (loss)		Ps.	(292,122,805)	(236,711,946)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025 and 2024.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended September 30, 2025, and 2024
(Figures stated in thousands, except as noted)

	Note	2025		2024

Net revenues
Domestic	6,7	Ps.	244,110,434	254,847,325
Export	6,7	134,000,856		170,662,040
Services income	6,7	769,252		612,634
Total revenues		378,880,542		426,121,999
(Impairment) of wells, pipelines, properties, plant and equipment, net	6	(12,418,495)		(34,292,454)
Cost of sales	6	329,143,087		346,444,413
Gross income	6	37,318,960		45,385,132
Distribution, transportation and sale expenses	6	7,074,188		3,529,791
Administrative expenses	6	47,352,788		43,540,791
Other revenues	6	6,283,405		3,332,125
Other expenses	6	2,059,883		1,138,712
Operating (loss) income	6	(12,884,494)		507,963
Financing income (1)	6	3,067,228		2,075,540
Financing cost (2)	6	34,703,183		42,612,769
Derivative financial instruments (cost) income, net	6	(2,825,596)		2,499,784
Foreign exchange income (loss), net	6	33,384,178		(130,111,060)
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		(1,077,373)		(168,148,505)
Profit sharing in associates	6	405,415		156,623
Welfare oil duty		47,486,279		—
(Loss) before duties, taxes and other		(61,042,731)		(167,483,919)
Profit sharing duty, net		—		1,137,598
Income tax expense		199,699		(7,166,116)
Total duties, taxes and other	6	199,699		(6,028,518)
Net (loss)	6	Ps.	(61,242,430)	(161,455,401)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(13,676,138)		32,566,622
Items that will not be reclassified:
Actuarial (losses) - employee benefits, net of taxes		(100,854,502)		(10,052,530)
Total other comprehensive results		(114,530,640)		22,514,092
Total comprehensive (loss) income		Ps.	(175,773,070)	(138,941,309)
Net (loss) income attributable to:
Controlling interest		(61,246,612)		(161,335,312)
Non-controlling interest		4,182		(120,089)
Net (loss)		(61,242,430)		(161,455,401)
Other comprehensive results attributable to:
Controlling interest		(114,528,908)		22,509,993
Non-controlling interest		(1,732)		4,099
Total other comprehensive results		(114,530,640)		22,514,092
Comprehensive income (loss):
Controlling interest		(175,775,520)		(138,825,319)
Non-controlling interest		2,450		(115,990)
Total comprehensive (loss) income		Ps.	(175,773,070)	(138,941,309)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025 and 2024.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the nine-month periods ended September 30, 2025 and 2024
(Figures stated in thousands, except as noted) (See Note 17)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2023	Ps.	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	Ps.	(1,652,862,171)	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—	—	—	—	(8,106,714)	8,106,714	—		—	—
Increase in Certificates of Contribution “A”	150,509,050		—	—	—	—	—	—	150,509,050		—	150,509,050
Total comprehensive (loss) income	—		—	—	72,303,538	121,077,944	(429,954,398)	—	(236,572,916)		(139,030)	(236,711,946)
Balances as of September 30, 2024	Ps.	1,346,716,466	66,730,591	1,002,130	43,624,128	142,444,349	(429,954,398)	(2,909,489,303)	(1,738,926,037)		(255,669)	Ps.	(1,739,181,706)

Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	380,100,879		—	—	—	—	—	—	380,100,879		—	380,100,879
Total comprehensive (loss) income	—		—	—	(50,640,276)	(196,420,638)	(45,053,099)	—	(292,114,013)		(8,792)	(292,122,805)
Balances as of September 30, 2025	Ps.	1,732,817,345	66,730,591	1,002,130	10,776,114	28,117,593	(45,053,099)	(3,689,905,157)	Ps.	(1,895,514,483)	(283,179)	Ps.	(1,895,797,662)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2025 and 2024
(Figures stated in thousands, except as noted)

	2025		2024

Operating activities:
Net (loss)	Ps.	(45,055,006)	(430,102,758)
Welfare oil duty	150,554,257		—
Income taxes and duties	1,576,566		84,945,189
Depreciation and amortization of wells, pipelines, properties, plant and equipment	112,567,972		109,420,397
Amortization of intangible assets	181,944		298,749
Impairment of wells, pipelines, properties, plant and equipment	52,612,179		51,841,445
Capitalized unsuccessful wells	7,161,423		4,492,794
Unsuccessful wells from intangible assets	7,218,851		13,340,903
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	1,345,269		1,696,587
Depreciation of rights of use	4,577,695		4,510,326
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	6,287,000		3,736,910
(Profit) sharing in associates, net	(771,517)		(421,839)
Unrealized foreign exchange (income) loss	(162,292,044)		236,653,268
Financing cost	114,571,963		113,713,251
Financing income	(10,154,813)		(12,269,991)
Funds from operating activities	240,381,739		181,855,231
Profit-sharing duty and Welfare duty paid	(149,873,279)		(46,370,908)
Derivative financial instruments	(41,637,787)		10,275,027
Customers and accounts receivable	20,339,344		70,028,437
Inventories	(8,126,265)		6,121,066
Accounts payable and accrued expenses	5,727,379		13,828,090
Suppliers	27,275,730		39,691,932
Provisions for sundry creditors	16,001,925		1,041,755
Employee benefits	48,826,886		41,704,473
Other taxes and duties	(3,268,975)		(48,812,480)
Net cash flows from operating activities	155,646,697		269,362,623
Investing activities
Interest collected	6,246,520		5,254,829
Other assets	(2,801,563)		(1,857,764)
Acquisition of wells, pipelines, properties, plant and equipment	(119,456,776)		(194,810,063)
Acquisition of intangible assets	(10,727,694)		(25,100,939)
Net cash flows (used in) investing activities	(126,739,513)		(216,513,937)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	380,100,879		150,509,050
Collections from the Mexican Government	14,359,299		20,936,777
Interest collected from the Mexican Government	1,819,299		4,328,054
Lease payments	(3,940,685)		(5,114,630)
Interest of lease paid	(1,299,462)		(1,583,972)
Loans obtained from financial institutions	817,316,948		802,721,233
Debt payments, principal only	(795,941,218)		(904,734,885)
Interest paid	(125,096,858)		(121,804,035)
Net cash flows from (used in) financing activities	287,318,202		(54,742,408)
Net increase (decrease) in cash and cash equivalents	316,225,386		(1,893,722)
Effects of foreign exchange on cash balances	(10,039,708)		26,275,406
Cash and cash equivalents at the beginning of the period	88,841,826		68,747,376
Cash and cash equivalents at the end of the period (Note 9)	Ps.	395,027,504	93,129,060
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS STATED-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (the “Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the 2014 Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through secondary legislation.
On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Prior to their dissolution, the primary purpose of the subsidiary entities, were as follows:
•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.
Prior to the dissolution, the principal distinction between the subsidiary entities and the Subsidiary Companies (as defined below) was that the subsidiary entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure and how PEMEX’s primary business are now conducted are disclosed in Note 6.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos. “Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On December 15, 2025, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Tax and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.

Basis of preparation
A.    Statement of compliance
PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2025 and December 31, 2024, and for the three- and nine-month periods ended September 30, 2025 and 2024, in accordance with IAS 34, “Interim

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Financial Reporting” (“IAS 34”) of the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
B.    Basis of accounting
These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 17-F).
D.    Functional and reporting currency
These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:
i.    The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii.    The budget through which Petróleos Mexicanos operates as an entity of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 34% and 29% of PEMEX’s total liabilities as of September 30, 2025 and December 31, 2024, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Terms definition
References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.    Use of judgments and estimates
The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
i.Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3.    MATERIAL ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    NEW ACCOUNTING STANDARDS AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standards

A number of new standards are effective for annual periods beginning January 1, 2025 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations have not a significant impact on PEMEX’s condensed consolidated interim financial statements:

Recently Issued Accounting Standards

i. Applicable as of January 1, 2025

•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Subsidiaries without Public Accountability Disclosures (IFRS 19)

ii. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

NOTE 5.    SUBSIDIARY COMPANIES
As of September 30, 2025 and December 31, 2024, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•IKAL Insurance Company, AG. (“IKAL”) (iii)(viii)(xiv)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xi)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xi)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(iv)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)This company is in process of liquidation.
(xii)This company was liquidated in September 2024.
(xiii)This company was liquidated in December 2024.
(xiv)Formerly KOT Insurance Company, AG.(KOT), until August 31, 2025.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2024 and December 31, 2024 and PEMEX’s operations were conducted through seven business segments:

•Exploration and Production;
•Industrial Transformation;
•Logistics;
•Deer Park;
•the Trading Companies;
•Corporate; and
•Other Operating Subsidiary Companies.

Following the dissolution of the subsidiary entities on March 19, 2025 and pursuant the New Organic Statute, as of June 1,
2025, PEMEX’s operations are now conducted through six segments:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Exploration and Extraction;
•Industrial Processes;
•Energy Transformation;
•Deer Park;
•the Trading Companies; and
•Other Operating Subsidiary Companies.

The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 12 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes DPRLP’s operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies with industrial activities. As of March 19, 2025 this segment includes the Logistics and Corporate activities, previously reported as separate segments.
•The Logistics segment (until March 18, 2025) earned income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.
•The Corporate segment (until March 18, 2025) provided administrative, financing and consulting services to PEMEX’s subsidiary entities and companies. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.
For the three- and nine-month periods ended September 30, 2024, PEMEX presents the operating segments as they existed prior to the enactment of the 2025 Petróleos Mexicanos Law and the New Organic Statute, this information is not comparable to the 2025 amounts due to the unavailability to obtain these figures. For the three- and nine-month periods ended September 30, 2025, PEMEX presents the operating segments in accordance with PEMEX's new organizational structure under the New Organic Statute (see Note 1).

As of/for the nine-month period ended September 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	176,773,987	388,670,839	56,869,160	129,286,909	393,279,933	19,352,708	—	Ps.	1,164,233,536
Intersegment	111,460,130		225,131,873	11,667,955	14,418,427	321,869,443	77,223,973	(761,771,801)	—
Services income	447		87,157	—	—	1,153,728	616,199	—	1,857,531
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(32,390,160)		2,797,840	(876,754)	—	—	(22,143,105)	—	(52,612,179)
Cost of sales	285,215,498		382,311,792	65,702,271	138,973,636	699,816,860	92,717,083	(747,764,751)	916,972,389
Transfer of good and services	(122,255,887)		119,175,607	26,791,883	—	—	(17,779,173)	(5,932,430)	—
Gross income (loss)	92,884,793		115,200,310	(24,833,793)	4,731,700	16,486,244	111,865	(8,074,620)	196,506,499
Distribution, transportation and sale expenses	153,016		5,394,666	7,211,266	—	7,936,717	292,737	(2,646,868)	18,341,534
Administrative expenses	30,347,273		28,988,604	9,079,880	1,480,334	2,604,782	88,817,537	(9,503,671)	151,814,739
Transfer of services	38,889,390		12,229,977	1,540,308	—	—	(56,719,863)	4,060,188	—
Other revenue	15,051,184		1,302,745	1,249,475	(155,288)	762,035	4,508,439	—	22,718,590
Other expenses	7,988,784		645,363	601,750	8,033	8,590	216,804	(3,905)	9,465,419
Operating income	30,557,514		69,244,445	(42,017,522)	3,088,045	6,698,190	(27,986,911)	19,636	39,603,397
Financing income	25,529,785		295,895	—	659,235	1,003,709	139,212,304	(156,546,115)	10,154,813
Financing (cost)	111,580,914		24,030,311	—	101,842	4,833,592	130,551,785	(156,526,481)	114,571,963
Derivative financial instruments income (cost) , net	9,642,392		110,131	—	—	(455,046)	8,809,332	—	18,106,809
Foreign exchange income (loss), net	198,944,489		21,379,625	(197,994)	—	(417,009)	(66,697,867)	—	153,011,244
Profit (loss) sharing in associates	437,551		923,036	(923,036)	—	11,166,542	23,615,074	(34,447,650)	771,517
Welfare oil duty	150,554,257		—	—	—	—	—	—	150,554,257
Total taxes and other	—		—	—	34,368	1,067,819	474,379	—	1,576,566
Net (loss) income	Ps.	2,976,560	67,922,821	(43,138,552)	3,611,070	12,094,975	(54,074,232)	(34,447,648)	Ps.	(45,055,006)
Total current assets	277,064,885		307,695,355	27,337,681	34,275,277	248,273,011	7,844,809,987	(7,993,751,678)	745,704,518
Total non-current assets	886,674,125		219,906,486	6,586,042	31,478,307	132,713,198	194,850,493	180,489,499	1,652,698,150
Total current liabilities	989,501,905		311,200,480	100,674,589	8,975,826	221,701,317	7,570,975,840	(7,993,499,188)	1,209,530,769
Total long-term liabilities	1,694,612,841		611,646,322	47,252,997	1,982,675	1,521,565	1,879,805,544	(1,152,152,383)	3,084,669,561
Total equity (deficit)	(1,520,375,736)		(395,244,961)	(114,003,863)	54,795,083	157,763,327	(1,411,120,904)	1,332,389,392	(1,895,797,662)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	96,895,405		4,742,392	486,321	2,229,636	207,539	8,006,679	—	112,567,972
Depreciation of rights of use	216,820		761,624	1,985,413	489,782	659,425	464,631	—	4,577,695
Net periodic cost of employee benefits	31,842,612		36,144,669	8,313,699	—	(3,309)	35,935,233	—	112,232,904
Interest income (1)	116,288		278,103	—	242,894	580,185	6,786,037	—	8,003,507
Interest cost (2)	(3,277,826)		2,721,508	—	101,842	3,462,662	102,187,952	—	105,196,138
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	50,764,777	131,941,832	13,854,640	42,513,611	133,352,818	5,683,612	—	Ps.	378,111,290
Intersegment	2,155,214		75,672,977	(1,149,238)	4,261,180	97,587,849	13,188,821	(191,716,803)	—
Services income	(7,898)		35,348	(3,716)	—	395,886	349,632	—	769,252
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	5,603,176		11,748,726	(7,627,292)	—	—	(22,143,105)	—	(12,418,495)
Cost of sales	114,826,386		92,449,357	12,832,852	44,401,372	229,123,135	25,485,977	(189,975,992)	329,143,087
Transfer of good and services	(31,844,171)		36,371,489	9,820,942	—	—	(8,980,313)	(5,367,947)	—
Gross income (loss)	(24,466,946)		90,578,037	(17,579,400)	2,373,419	2,213,418	(19,426,704)	3,627,136	37,318,960
Distribution, transportation and sale expenses	55,296		(492,730)	140,492	—	7,904,249	(24,127)	(508,992)	7,074,188
Administrative expenses	8,555,989		7,469,215	4,732,490	497,742	816,205	25,524,850	(243,703)	47,352,788
Transfer of services	(7,250,136)		1,207,326	302,848	—	—	1,281,227	4,458,735	—
Other revenue	4,135,640		208,463	273,327	25,020	254,583	1,386,372	—	6,283,405
Other expenses	(542,519)		1,859,440	800,079	8,033	2,713	18,613	(86,476)	2,059,883
Operating (loss) income	(21,149,936)		80,743,249	(23,281,982)	1,892,664	(6,255,166)	(44,840,895)	7,572	(12,884,494)
Financing income	6,087,046		102,078	(17,727)	232,574	308,236	29,702,218	(33,347,197)	3,067,228
Financing (cost)	28,452,285		2,548,993	(1,576,414)	30,206	1,336,726	37,251,014	(33,339,627)	34,703,183
Derivative financial instruments (cost) income, net	(38,104,209)		(14,065)	—	—	(128,991)	35,421,669	—	(2,825,596)
Foreign exchange income (loss), net	56,534,947		8,374,581	(981,256)	—	(193,474)	(30,350,620)	—	33,384,178
Profit (loss) sharing in associates	330,555		923,036	(923,036)	—	1,794,533	(28,812,590)	27,092,917	405,415
Welfare oil duty	47,486,279		—	—	—	—	—	—	47,486,279
Total taxes and other	—		—	—	23,191	(2,877)	179,385	—	199,699
Net (loss) income	Ps.	(72,240,161)	87,579,886	(23,627,587)	2,071,841	(5,808,711)	(76,310,617)	27,092,919	Ps.	(61,242,430)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	33,270,898		1,459,904	175,255	701,949	68,009	3,494,005	—	39,170,020
Depreciation of rights of use	69,644		(601,249)	1,509,167	156,667	218,185	157,692	—	1,510,106
Net periodic cost of employee benefits	10,762,184		12,347,869	2,638,808	—	(2,188)	12,207,111	—	37,953,784
Interest income (1)	49,415		81,544	—	100,656	179,086	2,184,217	—	2,594,918
Interest cost (2)	(860,703)		801,864	—	30,206	908,201	31,331,258	—	32,210,826

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the nine month period ended September 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	247,919,624	482,381,043	—	123,770,887	368,971,198	—	16,530,921	—	Ps.	1,239,573,673
Intersegment	403,171,242		270,362,746	69,489,540	13,612,860	387,016,950	14,579,558	38,663,451	(1,196,896,347)	—
Services income	20,086		218,618	296,360	348	1,414,191	584	24,584	—	1,974,771
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	15,447,401		(67,871,770)	582,924	—	—	—	—	—	(51,841,445)
Cost of sales	375,889,863		856,919,283	54,822,944	136,331,201	747,680,464	863,996	45,883,723	(1,186,195,738)	1,032,195,736
Gross income (loss)	290,668,490		(171,828,646)	15,545,880	1,052,894	9,721,875	13,716,146	9,335,233	(10,700,609)	157,511,263
Distribution, transportation and sale expenses	501,931		10,651,527	1,374,721	—	91,281	118,728	32,009	(1,507,786)	11,262,411
Administrative expenses	19,643,247		38,005,833	8,436,483	1,355,041	2,518,863	61,934,091	5,359,429	(9,235,740)	128,017,247
Other revenue	4,480,559		4,139,087	526,696	(173,695)	751,330	903,347	1,285,918	—	11,913,242
Other expenses	3,316,677		880,982	103,770	41	46,460	73,354	115,568	54,408	4,591,260
Operating income	271,687,194		(217,227,901)	6,157,602	(475,883)	7,816,601	(47,506,680)	5,114,145	(11,491)	25,553,587
Financing income	57,185,776		780,671	14,992,318	896,940	943,281	163,754,808	1,615,573	(227,899,376)	12,269,991
Financing cost	135,386,982		27,127,433	264,251	193,978	5,546,933	170,824,916	2,279,626	(227,910,868)	113,713,251
Derivative financial instruments (Cost) income, net	(9,379,711)		239,681	—	95,455	(241,846)	(3,997,112)	—	—	(13,283,533)
Foreign exchange (loss) income, net	(55,653,581)		(238,351,425)	(463,944)	—	(483,957)	42,206,754	(3,660,049)	—	(256,406,202)
Profit (loss) sharing in associates	(10,983)		(1,282,079)	968	—	(47,807)	(415,556,484)	(634,876)	417,953,100	421,839
Total duties, taxes and other	79,062,082		—	4,438,500	81,431	2,661,553	(1,969,233)	670,856	—	84,945,189
Net (loss) income	Ps.	49,379,631	(482,968,486)	15,984,193	241,103	(222,214)	(429,954,397)	(515,689)	417,953,101	Ps.	(430,102,758)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	92,924,986		7,537,623	4,689,577	1,870,533	204,574	427,909	1,765,195	—	109,420,397
Depreciation of rights of use	242,968		2,372,894	272,436	476,839	541,933	451,895	151,361	—	4,510,326
Net periodic cost of employee benefits	29,300,521		41,900,776	6,931,799	—	2,887	26,036,992	47,173	—	104,220,148
Interest income (1)	135,581		434,202	17,827	234,578	365,766	7,070,805	1,261,248	—	9,520,007
Interest cost (2)	(3,214,151)		2,411,338	264,193	193,978	4,191,533	100,872,900	1,600,620	—	106,320,411
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	80,278,436	161,060,502	—	48,039,379	131,522,956	—	4,608,092	—	Ps.	425,509,365
Intersegment	143,637,481		94,400,399	22,435,555	3,024,980	135,467,793	(6,101,146)	14,404,257	(407,269,319)	—
Services income	6,888		41,949	48,725	159	504,387	145	10,381	—	612,634
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(3,567,530)		(31,479,678)	754,754	—	—	—	—	—	(34,292,454)
Cost of sales	120,233,424		293,114,118	16,209,890	51,386,441	265,862,892	313,815	15,815,009	(416,491,176)	346,444,413
Gross income (loss)	100,121,851		(69,090,946)	7,029,144	(321,923)	1,632,244	(6,414,816)	3,207,721	9,221,857	45,385,132
Distribution, transportation and sale expenses	170,930		450,549	1,218,340	—	20,994	28,082	(702)	1,641,598	3,529,791
Administrative expenses	(250,615)		10,867,203	808,094	561,818	831,429	21,230,095	2,041,997	7,450,770	43,540,791
Other revenue	1,043,584		964,661	97,738	(181,587)	484,018	748,521	175,190	—	3,332,125
Other expenses	1,089,478		(125,220)	3,119	2	30,019	7	1,198	140,109	1,138,712
Operating income (loss)	100,155,642		(79,318,817)	5,097,329	(1,065,330)	1,233,820	(26,924,479)	1,340,418	(10,620)	507,963
Financing income	20,110,041		239,042	4,982,629	352,404	348,326	49,348,539	602,698	(73,908,139)	2,075,540
Financing cost	42,437,595		9,586,436	76,177	99,917	1,971,128	61,497,005	863,271	(73,918,760)	42,612,769
Derivative financial instruments income (cost), net	1,359,497		82,940	—	3,273	402,766	651,308	—	—	2,499,784
Foreign exchange (loss) income, net	(35,021,117)		(113,874,412)	(268,680)	—	(25,555)	21,203,103	(2,124,399)	—	(130,111,060)
Profit (loss) sharing in associates	(117,478)		(800,626)	(37)	—	(2,059,213)	(154,725,343)	(3,083,360)	160,942,680	156,623
Total duties, taxes and other	1,361,451		—	1,720,307	33,412	1,132,915	(10,608,564)	331,961	—	(6,028,518)
Net (loss) income	Ps.	42,687,539	(203,258,309)	8,014,757	(842,982)	(3,203,899)	(161,335,313)	(4,459,875)	160,942,681	Ps.	(161,455,401)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	29,911,969		2,154,679	1,491,906	783,917	68,339	143,772	607,186	—	35,161,768
Depreciation of rights of use	82,547		806,041	87,710	198,393	192,390	150,631	76,938	—	1,594,650
Net periodic cost of employee benefits	9,887,798		14,150,669	2,399,715	—	1,312	8,769,135	15,859	—	35,224,488
Interest income (1)	33,895		89,088	8,141	66,244	133,038	2,524,382	477,211	—	3,331,999
Interest cost (2)	(304,596)		865,506	76,141	99,917	1,414,106	35,873,244	530,255	—	38,554,573
(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	1,122,872,816	225,147,273	294,804,303	32,870,141	287,375,832	2,040,342,693	111,987,963	(3,675,846,301)	Ps.	439,554,720
Total non-current assets	938,768,113		590,508,074	127,928,147	34,744,185	130,862,284	(171,049,739)	567,969,098	(450,532,299)	1,769,197,863
Total current liabilities	696,209,532		1,728,102,735	86,307,404	7,891,750	255,198,459	2,051,344,378	58,229,460	(3,675,760,337)	1,207,523,381
Total long-term liabilities	1,934,280,036		575,378,552	71,857,552	1,950,666	1,814,052	1,801,449,926	56,777,221	(1,458,503,067)	2,985,004,938
Total equity (deficit)	(568,848,639)		(1,487,825,940)	264,567,494	57,771,910	161,225,605	(1,983,501,350)	564,950,380	1,007,884,804	(1,983,775,736)

NOTE 7.    REVENUE
For the three- and nine-month periods ended September 30, 2025, revenue disaggregation is presented in accordance with the operating segments presentation in accordance with PEMEX's new organizational structure under the New Organic Statute (see Note 6):

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

A.    Revenue disaggregation

For the nine-month period ended September 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	95,137,891	—	—	129,286,909	96,189,858	2,082,041	Ps.	322,696,699
Other	29,172,888		—	—	—	13,168,440	187,311	42,528,639
Europe	52,375,641		—	—	—	11,598,128	—	63,973,769
Local	88,014		388,757,996	56,869,160	—	273,477,235	17,699,555	736,891,960
Total	Ps.	176,774,434	388,757,996	56,869,160	129,286,909	394,433,661	19,968,907	Ps.	1,166,091,067
Major products and services
2025
Crude oil	Ps.	176,686,419	—	—	—	10,423,831	—	Ps.	187,110,250
Gas	87,568		—	52,024,020	4,153,830	24,157,469	—	80,422,887
Refined petroleum products	—		388,670,839	4,845,140	30,719,519	357,921,926	—	782,157,424
Other	—		—	—	94,413,560	776,707	19,352,708	114,542,975
Services	447		87,157	—	—	1,153,728	616,199	1,857,531
Total	Ps.	176,774,434	388,757,996	56,869,160	129,286,909	394,433,661	19,968,907	Ps.	1,166,091,067
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	176,773,987	388,670,839	4,845,140	129,286,909	393,279,933	19,352,708	1,112,209,516
Products and services transferred over the time	447		87,157	52,024,020	—	1,153,728	616,199	53,881,551
Total	Ps.	176,774,434	388,757,996	56,869,160	129,286,909	394,433,661	19,968,907	1,166,091,067

For the three-month period ended September 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Segments supporting operations	Total
Geographical market
2025
United States	Ps.	26,880,872	—	—	42,513,611	36,924,083	999,997	Ps.	107,318,563
Other	9,232,235		—	—	—	3,408,823	66,749	12,707,807
Europe	14,630,231		—	—	—	(655,759)	—	13,974,472
Local	13,541		131,977,180	13,850,924	—	94,071,557	4,966,498	244,879,700
Total	Ps.	50,756,879	131,977,180	13,850,924	42,513,611	133,748,704	6,033,244	Ps.	378,880,542
Major products and services
2025
Crude oil	Ps.	50,743,336	—	—	—	3,888,416	—	Ps.	54,631,752
Gas	21,441		—	15,328,156	1,411,517	7,370,231	—	24,131,345
Refined petroleum products	—		134,749,829	4,845,140	9,116,917	121,325,685	—	270,037,571
Other	—		(2,807,997)	(6,318,656)	31,985,177	768,486	5,683,612	29,310,622
Services	(7,898)		35,348	(3,716)	—	395,886	349,632	769,252
Total	Ps.	50,756,879	131,977,180	13,850,924	42,513,611	133,748,704	6,033,244	Ps.	378,880,542
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	50,764,777	131,890,023	(23,687,167)	42,513,611	133,352,818	5,425,341	Ps.	340,259,403
Products and services transferred over the time	(7,898)		87,157	37,538,091	—	395,886	607,903	38,621,139
Total	Ps.	50,756,879	131,977,180	13,850,924	42,513,611	133,748,704	6,033,244	Ps.	378,880,542

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three- and nine-month periods ended September 30, 2024, revenue disaggregation is presented in accordance to the operating segments presentation as they existed prior to the enactment of the Petróleos Mexicanos Law and the New Organic Statute (see Note 6).

For the nine-month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	139,674,319	—	—	123,771,235	94,965,542	—	1,662,811	Ps.	360,073,907
Other	54,925,706		—	—	—	21,446,430	—	395,603	76,767,739
Europe	53,229,739		—	—	—	12,829,325	—	—	66,059,064
Local	109,946		482,599,661	296,360	—	241,144,092	584	14,497,091	738,647,734
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444
Major products and services
2024
Crude oil	Ps.	247,829,764	—	—	—	10,672,199	—	—	Ps.	258,501,963
Gas	89,860		43,432,462	—	2,726,979	12,909,132	—	—	59,158,433
Refined petroleum products	—		427,053,488	—	658,943	256,750,284	—	—	684,462,715
Other	—		11,895,093	—	120,384,965	88,639,583	—	16,530,921	237,450,562
Services	20,086		218,618	296,360	348	1,414,191	584	24,584	1,974,771
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	247,919,624	469,151,890	296,360	123,770,887	368,971,198	—	16,530,921	Ps.	1,226,640,880
Products and services transferred over the time	20,086		13,447,771	—	348	1,414,191	584	24,584	14,907,564
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444

For the three-month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	42,917,676	—	—	48,039,538	29,316,075	—	851,202	Ps.	121,124,491
Other	18,900,083		—	—	—	8,354,394	—	172,760	27,427,237
Europe	18,430,447		—	—	—	3,680,025	—	—	22,110,472
Local	37,118		161,102,451	48,725	—	90,676,849	145	3,594,511	255,459,799
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999
Major products and services
2024
Crude oil	Ps.	80,248,205	—	—	—	5,206,475	—	—	Ps.	85,454,680
Gas	30,231		15,927,735	—	2,726,979	4,043,691	—	—	22,728,636
Refined petroleum products	—		142,519,341	—	(52,688,433)	35,823,328	—	—	125,654,236
Other	—		2,613,426	—	98,000,833	86,449,462	—	4,608,092	191,671,813
Services	6,888		41,949	48,725	159	504,387	145	10,381	612,634
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	80,278,436	155,114,982	48,725	48,039,379	131,522,956	—	4,608,092	Ps.	419,612,570
Products and services transferred over the time	6,888		5,987,469	—	159	504,387	145	10,381	6,509,429
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of September 30, 2025 and December 31, 2024, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 118,557,988 and Ps. 126,733,175, respectively (see Note 10).
C.    Practical expedients
i. Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii. Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2025 and December 31, 2024. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Additionally, as of September 30, 2025 and December 31, 2024, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of September 30, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	16,238,196	—	—	—	—	16,238,196	—	16,238,196	—	16,238,196
Total	16,238,196	—	—	—	—	16,238,196
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	395,027,504	—	395,027,504	—	—	—	—
Customers	—	—	—	118,557,988	—	118,557,988	—	—	—	—
Officials and employees	—	—	—	5,942,564	—	5,942,564	—	—	—	—
Sundry debtors	—	—	—	34,947,398	—	34,947,398	—	—	—	—
Investments in associates	—	—	—	2,731,475	—	2,731,475	—	—	—	—
Notes receivable	—	—	—	940,737	—	940,737	—	—	—	—
Mexican Government Bonds	—	—	—	21,461,387	—	21,461,387	21,344,007	—	—	21,344,007
Other assets	—	—	—	4,724,617	—	4,724,617	—	—	—	—
Total	—	—	—	584,333,670	—	584,333,670
Financial liabilities measured at fair value
Derivative financial instruments	(74,368,918)	—	—	—	—	(74,368,918)	—	(74,368,918)	—	(74,368,918)
Total	(74,368,918)	—	—	—	—	(74,368,918)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(517,098,247)	(517,098,247)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(78,500,601)	(78,500,601)	—	—	—	—
Leases	—	—	—	—	(44,778,650)	(44,778,650)	—	—	—	—
Debt	—	—	—	—	(1,843,473,939)	(1,843,473,939)	—	(1,736,977,257)	—	(1,736,977,257)
Total	—	—	—	—	(2,483,851,437)	(2,483,851,437)

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,203,958	—	—	—	—	9,203,958	—	9,203,958	—	9,203,958
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	9,203,958	—	962,783	—	—	10,166,741
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	88,841,826	—	88,841,826	—	—	—	—
Customers	—	—	—	126,733,175	—	126,733,175	—	—	—	—
Officials and employees	—	—	—	5,541,324	—	5,541,324	—	—	—	—
Sundry debtors	—	—	—	26,789,620	—	26,789,620	—	—	—	—
Investments in associates	—	—	—	2,692,938	—	2,692,938	—	—	—	—
Notes receivable	—	—	—	1,021,778	—	1,021,778	—	—	—	—
Mexican Government Bonds	—	—	—	35,875,353	—	35,875,353	35,279,002	—	—	35,279,002
Other assets	—	—	—	7,927,877	—	7,927,877	—	—	—	—
Total	—	—	—	295,423,891	—	295,423,891
Financial liabilities measured at fair value
Derivative financial instruments	(108,972,467)	—	—	—	—	(108,972,467)	—	(108,972,467)	—	(108,972,467)
Total	(108,972,467)	—	—	—	—	(108,972,467)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(505,989,382)	(505,989,382)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(72,773,222)	(72,773,222)	—	—	—	—
Leases	—	—	—	—	(46,825,266)	(46,825,266)	—	—	—	—
Debt	—	—	—	—	(1,978,772,255)	(1,978,772,255)	—	(1,745,481,072)	—	(1,745,481,072)
Total	—	—	—	—	(2,604,360,125)	(2,604,360,125)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and financial liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments (DIFs) as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.

For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weighs the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

As of September 30, 2025, and December 31, 2024, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (58,130,722) and Ps. (99,768,509), respectively. As of September 30, 2025, and December 31, 2024, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial contracts) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2025, and December 31, 2024, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.

For the nine-month periods ended September 30, 2025, and 2024, PEMEX recognized a net gain (loss) of Ps.18,106,809 and Ps. (13,283,533), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

E. TIIE reference rates transition

Banco de Mexico (the Mexican Central Bank) announced that the 28-day linked to Interbank Interest rate (TIIE) ceased to be a reference for new contracts as of January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be reference rates for new contracts as of January 1, 2024.

Petróleos Mexicanos will carry out the actions it deems pertinent and necessary to modify contracts referenced to TIIE rates in in line with the modifications announced by Banco de Mexico.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amounts As of September 30,2025 (in thousands of Pesos)
Debt	TIIE 28D MXN	96,752,356
DFI	TIIE 28D MXN	31,733,673

*Note: Notional amounts with maturity after September 30, 2025.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by this change.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of September 30, 2025 and December 31, 2024, cash and cash equivalents were as follows:

	September 30,		December 31,
	2025		2024
Cash on hand and in banks (1)	Ps.	343,299,043	Ps.	52,284,721
Highly liquid investments (2)	51,728,461		36,557,105
Total of cash and cash equivalents	Ps.	395,027,504	Ps.	88,841,826
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING RECEIVABLES
As of September 30, 2025 and December 31, 2024, accounts receivable and other receivables were as follows:
A.    Customers

	September 30,		December 31,
	2025		2024
Domestic customers	Ps.	92,376,782	Ps.	86,225,287
Export customers	26,181,206		40,507,888
Total customers, net (1)	Ps.	118,557,988	Ps.	126,733,175

(1) As of September 30, 2025 and December 31, 2024, total customers include impairment of Ps.(34,340,675) and Ps. (24,396,666), respectively. For the nine-month period ended September 30, 2025 and the twelve-month period ended December 31, 2024, the impairment charge was Ps.(9,944,008) and Ps. (15,438,558), respectively.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other financing and non-financing receivables

	September 30,		December 31,
	2025		2024
Other financing receivables:
Sundry debtors (1)	Ps.	34,947,398	Ps.	26,789,620
Employees and officers	5,942,564		5,541,324
Total other financing receivables	Ps.	40,889,962	Ps.	32,330,944
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	39,667,413	Ps.	63,432,179
Special Tax on Production and Services	10,851,437		6,135,511
Other accounts receivable	5,515,590		4,965,223
Total other non-financing receivables	Ps.	56,034,440	Ps.	74,532,913
(1)Includes Ps.(595,289) and Ps. (788,453) of impairment, as of September 30, 2025 and December 31, 2024, respectively.
NOTE 11.    INVENTORIES
As of September 30, 2025 and December 31, 2024, inventories were as follows:

	September 30,		December 31,
	2025		2024
Refined and petrochemicals products	Ps.	47,987,201	Ps.	43,950,469
Crude oil	24,834,500		18,645,592
Products in transit	12,795,880		18,984,729
Materials and products in stock	6,307,180		6,320,011
Materials in transit	210,544		555,522
Gas and condensate products	103,170		113,666
Total	Ps.	92,238,475	Ps.	88,569,989

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of September 30, 2025, 2024 and December 31, 2024, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	7,476,120		5,124,610	3,184,650	45,149,840	10,490	694,070	1,582,600	606,690	135,642,460	—	199,471,530
Reclassifications	889,300		—	488,180	1,148,690	76,950	(868,610)	309,590	51,810	(7,480)	—	2,088,430
Capitalization	40,877,940		—	3,714,480	51,669,960	34,923,880	1,212,620	438,920	27,060	(132,892,280)	27,420	—
Disposals	(725,520)		(16,300)	(990)	—	(11,110)	(7,940)	(1,260,090)	(315,040)	(2,782,580)	(5,080)	(5,124,650)
Translation effect	19,175,470		—	(791,880)	—	1,962,400	—	128,100	604,410	36,201,070	365,560	57,645,130
Balances as of September 30, 2024	Ps.	1,138,680,759	24,022,105	498,039,002	1,793,181,084	110,918,612	426,289,160	54,744,257	33,963,367	516,665,956	53,276,195	Ps.	4,649,780,497
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	11,194,280		5,432,300	7,180,410	94,119,630	57,660	2,573,440	2,922,890	817,850	189,951,070	—	314,249,530
Reclassifications	1,357,250		—	397,460	—	252,930	(1,280,890)	309,960	130,500	(6,260)	27,740	1,188,690
Capitalization	44,796,840		—	9,245,250	60,274,710	1,864,030	2,135,690	565,340	55,790	(118,965,090)	27,440	—
Disposals	(5,171,200)		(38,620)	(994,620)	—	(242,880)	(7,940)	(2,036,150)	(545,530)	(5,117,236)	(62,990)	(14,217,166)
Translation effect	23,924,080		—	(22,690)	—	1,962,770	—	151,040	746,120	49,166,860	451,890	76,380,070
Balances as of December 31, 2024	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	7,945,520		1,075,800	5,186,290	40,650,040	600	1,715,240	2,512,820	1,040,570	53,068,170	—	113,195,050
Reclassifications	929,800		—	522,330	—	1,750	(932,030)	(1,390)	48,750	—	—	569,210
Capitalization	145,026,170		—	5,654,400	19,816,270	5,246,260	604,370	697,000	223,620	(177,268,500)	410	—
Disposals	(1,243,750)		(68,330)	(1,026,560)	—	(9,320)	(14,800)	(451,280)	(86,350)	(552,740)	(215,670)	(3,668,800)
Translation effect	(19,200,970)		—	(21,470)	—	(1,490,340)	—	(116,500)	(414,400)	(27,603,380)	(265,660)	(49,112,720)
Balances as of September 30, 2025	Ps.	1,280,545,469	25,314,945	517,565,362	1,910,073,244	81,599,462	430,052,100	58,098,867	35,005,357	443,177,660	52,851,455	Ps.	4,834,283,921
Accumulated depreciation and amortization
Balances as of January 1, 2024	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(24,016,750)		(511,910)	(9,082,640)	(62,953,590)	(1,326,400)	(9,029,920)	(1,193,320)	(1,305,867)	—	—	(109,420,397)
Reclassifications	(107,420)		—	(488,180)	(1,148,790)	(31,320)	48,420	(309,430)	(51,810)	100	—	(2,088,430)
(Impairment)	(76,713,430)		—	(7,795,540)	(16,604,400)	—	(3,908,560)	—	—	(1,818,200)	—	(106,840,130)
Reversal of impairment	15,520,040		—	2,931,870	20,449,760	—	7,885,350	62,440	—	8,149,225	—	54,998,685
Disposals	578,440		11,630	970	—	8,060	5,070	1,255,820	237,821	—	—	2,097,811
Translation effect	(12,115,910)		—	804,780	—	(764,500)	—	(59,540)	(145,500)	—	—	(12,280,670)
Balances as of September 30, 2024	Ps.	(882,407,659)	(7,396,864)	(322,491,515)	(1,402,145,983)	(50,682,366)	(305,831,750)	(47,178,943)	(18,173,648)	(50,602,294)	—	Ps.	(3,086,911,022)
Balances as of January 1, 2024	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(32,590,580)		(765,490)	(12,534,800)	(82,997,750)	(1,786,750)	(12,839,730)	(1,628,720)	(1,706,388)	—	—	(146,850,208)
Reclassifications	(330,550)		53,880	(410,050)	(53,980)	(34,000)	53,950	(309,710)	(158,330)	100	—	(1,188,690)
(Impairment)	(119,691,380)		—	(16,588,490)	(27,386,630)	(218,120)	(9,356,010)	—	—	(5,027,050)	—	(178,267,680)
Reversal of impairment	46,899,260		—	10,442,300	39,134,890	—	19,784,040	62,440	—	8,467,170	—	124,790,100

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Disposals	4,712,390		33,950	994,600	—	59,210	5,070	2,030,670	487,820	—	—	8,323,710
Translation effect	(15,029,580)		—	23,010	—	(939,730)	—	(65,130)	(186,380)	—	—	(16,197,810)
Balances as of December 31, 2024	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	Ps.	(23,572,450)	(338,030)	(8,726,540)	(66,692,140)	(1,311,480)	(9,376,630)	(1,252,470)	(1,298,232)	—	—	Ps.	(112,567,972)
Reclassifications	(72,020)		1,220	(549,270)	—	25,200	72,650	(1,750)	(45,240)	—	—	(569,210)
(Impairment)	(30,708,750)		—	(32,009,570)	(17,121,340)	(42,890)	(12,365,330)	—	—	(3,231,920)	—	(95,479,800)
Reversal of impairment	29,877,050		—	—	2,995,360	—	6,026,920	—	—	3,968,291	—	42,867,621
Disposals	691,840		68,330	1,008,550	—	8,750	12,000	450,370	83,691	—	—	2,323,531
Translation effect	8,780,550		—	24,800	—	575,400	—	50,480	100,670	—	—	9,531,900
Balances as of September 30, 2025	Ps.	(916,586,849)	(7,842,724)	(367,188,235)	(1,494,010,553)	(52,232,616)	(318,815,180)	(47,598,733)	(19,630,681)	(52,756,828)	—	Ps.	(3,276,662,399)
Wells, pipelines, properties, plant and equipment—net as of September 30, 2024	Ps.	256,273,100	16,625,241	175,547,487	391,035,101	60,236,246	120,457,410	7,565,314	15,789,719	466,063,662	53,276,195	1,562,869,475
Wells, pipelines, properties, plant and equipment—net as of December 31, 2024	Ps.	245,505,630	16,733,231	180,314,167	436,414,501	26,362,916	125,494,530	8,612,854	15,721,597	542,040,911	53,332,375	1,650,532,712
Wells, pipelines, properties, plant and equipment—net as of September 30, 2025	Ps.	363,958,620	17,472,221	150,377,127	416,062,691	29,366,846	111,236,920	10,500,134	15,374,676	390,420,832	52,851,455	1,557,621,522
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

A.For the nine-month periods ended September 30, 2025 and 2024, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 4,352,713 and Ps. 6,403,471, respectively. Financing cost rates during the nine-month periods ended September 30, 2025 and 2024 were 8.35% to 14.11% and 7.82% to 18.68%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2025 and 2024, recognized in operating costs and expenses, was Ps. 112,567,972 and Ps. 109,420,397, respectively. These figures include costs related to plugging and abandonment of wells, for the nine-month periods ended September 30, 2025 and 2024 of Ps. 5,681,545 and Ps. 131,336, respectively.
C.As of September 30, 2025 and December 31, 2024, provisions relating to future plugging of wells costs amounted to Ps. 111,222,600 and Ps. 115,514,750, respectively, and are presented in the “Provisions for plugging of wells” (see Note 16).
D.For the nine-month periods ended September 30, 2025 and 2024, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (39,580,820) and Ps. 45,364,460, respectively, which consisted of mainly plant.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

E.For the nine-month periods ended September 30, 2025 and 2024, PEMEX recognized a net impairment of Ps. (52,612,179) and Ps. (51,841,445), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the nine-month period ended September 30,
	2025		2024
	(Impairment) / Reversal of impairment, net
Exploration and Extraction (formerly Pemex Exploration and Production)	Ps.	(32,390,160)	Ps.	15,447,401
Logistics as a part of Other Operating Subsidiary Companies (formerly Pemex Logistics)	(22,143,105)		582,924
Energy Transformation (formerly part of Pemex Industrial Transformation)	(876,754)		—
Industrial Processes (formerly part of Pemex Industrial Transformation)	2,797,840		(67,871,770)
(Impairment), net	Ps.	(52,612,179)	Ps.	(51,841,445)
Cash-Generating Unit of Exploration and Extraction
For the nine-month periods ended September 30, 2025 and 2024, the Exploration and Extraction segment recognized a net impairment of Ps. (32,390,160) and Ps. 15,447,401, respectively, shown by CGU as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025		2024
Tsimin Xux	Ps.	(10,786,426)	Ps.	(13,532,251)
Ogarrio Magallanes	(8,388,378)		(9,968,924)
Cantarell	(7,893,227)		17,930,141
Antonio J. Bermúdez	(3,552,799)		(3,742,263)
Burgos	(1,632,667)		494,325
Santuario CEE	(1,452,718)		—
Misión CEE	(11,147)		78,299
Ayin Alux	(10,021)		2,516,348
Aceite Terciario del Golfo	—		10,725,678
Tamaulipas Constituciones	—		2,383,525
Arenque	—		1,670,775
Poza Rica	—		385,159
Cuenca Macuspana	—		46,281
Lakach	1,337,223		6,460,308
Impairment	Ps.	(32,390,160)	Ps.	15,447,401

As of September 30, 2025, the Exploration and Extraction segment recognized a net impairment of Ps. (32,390,160) mainly due to: (i) a negative effect in crude oil prices of Ps. 43,048,812, mainly in the Cantarell, Burgos, Tsimin Xux, Antonio J. Bermúdez, CGUs; (ii) an increase in production costs generating a negative effect of Ps. 27,390,272, mainly in the Tsimin Xux, Ogarrio Sanchez Magallanes, and Cantarell CGUs; and (iii) a negative effect of Ps. 11,836,310 due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.3825 = U.S.$1.00 as of September 30, 2025. These effects were partially offset by (i) a decrease in the discount rate of Ps. 41,236,392 from 10.86% as of December 31, 2024 to 7.96% as of September 30, 2025; (ii) a positive tax effect of Ps. 5,455,293 due to a lower tax base due to the decrease in prices and production costs; and (iii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps. 3,193,549.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of September 30, 2024, Pemex Exploration and Production recognized a net reversal of impairment of Ps.15,447,401 mainly due to: (i) an increase in crude oil, gas and condensates prices, generating a positive effect of Ps. 41,135,676 mainly in the Cantarell, Aceite Terciario del Golfo and Tamaulipas Constituciones CGUs; (ii) a positive effect of Ps.31,371,838, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.19.6290 = U.S.$1.00 as of September 30, 2024; and (iii) a positive effect of the decrease in expenses of Ps.28,543,448 due to changes in operational strategies in Cantarell, Aceite Terciario del Golfo, Tamaulipas Constituciones and Lakach CGUs. These effects were partially offset by (i) a negative effect in the discount rate of Ps.44,734,671, from 9.93% in December 31, 2023 to 10.28% in September 30, 2024; (ii) a negative effect of the decrease in production profiles of Ps.27,335,248 in the Tsimin Xux, Ogarrio – Sánchez Magallanes, Antonio J. Bermudez and Burgos CGUs; and (iii) a negative tax effect of Ps.13,533,642 due to an increased tax base resulting from higher prices of petroleum products.
The CGUs of the Exploration and Extraction segment are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
The Exploration and Extraction segment determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex’s proved reserves. The recoverable amount on each asset is the value in use.
To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2025	2024
Average crude oil price	60.59 U.S.$/bl	65.47 U.S.$/bl
Average gas price	4.67 U.S.$/mpc	4.80 U.S.$/mpc
Average condensates price	66.19 U.S.$/bl	73.18 U.S.$/bl
After-tax discount rate	7.96% annual	10.28% annual

For the nine-month periods ended September 30, 2025 and 2024 the total forecast production, calculated with a horizon of 25 years, was 6,371 Million barrels of oil equivalent (Mboe) and 6,566 Mboe, respectively.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The Exploration and Extraction segment, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.
As of September 30, 2025 and 2024, values in use for each CGU are:

	2025		2024
Aceite Terciario del Golfo	Ps.	68,394,418	Ps.	37,876,754
Tsimin Xux	30,412,058		20,396,141
Ogarrio Magallanes	27,086,270		25,121,617
Antonio J. Bermúdez	24,689,447		22,514,620
Tamaulipas Constituciones	14,224,533		6,623,237
Cantarell	10,924,335		35,272,341
Poza Rica	9,221,425		6,887,762
Arenque	7,059,912		4,075,837
Lakach	5,159,864		6,460,269
Cuenca de Macuspana	1,455,752		592,090
Santuario	768,784		—
Ayin Alux	651,276		—
Chuc	—		63,820,619
Crudo Ligero Marino	—		33,542,145
Ixtal-Manik	—		12,818,132
Burgos	—		3,904,900
Bellota Chinchorro	—		15,184,877
Total	Ps.	200,048,074	Ps.	295,091,341

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Industrial Processes
For the nine-month period ended September 30, 2025, the Industrial Processes segment recognized a net reversal of impairment of Ps.2,797,840, shown by CGUs as follows:

	2025
Tula Refinery	Ps.	10,079,316
Cosoleacaque Petrochemical Complex	1,556,155
Morelos Petrochemical Complex	1,098,350
Pajaritos Ethylene Complex	128,312
Cangrejera Ethylene Complex	(41,232)
Minatitlán Refinery	(292,125)
Salamanca Refinery	(459,926)
Madero Refinery	(596,357)
Salina Cruz Refinery	(2,829,938)
Cadereyta Refinery	(5,844,715)
Reversal of impairment	Ps.	2,797,840

As of September 30, 2025, the Industrial Processes segment recognized net reversal of impairment of Ps.2,797,840 due mainly to a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 11.82% as of September 30, 2025; fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.3825 = U.S.$1.00 as of September 30, 2025.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Industrial Processes, the net present value of cash flows was determined based on the following assumptions:

	September 30, 2025
	Refining	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$)(1)	101.8	N.A.
Processed volume (1)	889 mbd	Variable because the load inputs are diverse
Rate of U.S.$	18.3825	18.3825	18.3825	18.3825
Useful lives of the cash-generating units (year average)	12	8	10	15
After-tax discount rate	11.82%	9.26%	9.26%	11.12%
Period	2025 -2036	2025 - 2032	2025 - 2034	2025 - 2039
(1)Average of the first 5 years.
CGUs in the Industrial Processes segment are processing centers grouped according to their types of processes as refineries, petrochemical centers and ethylene and fertilizers complex processes. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Industrial Processes segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of September 30, 2025, the value in use for CGUs are as follows:

	2025
Tula Refinery	Ps.	34,487,601
Salamanca Refinery	25,102,870
Cadereyta Refinery	22,885,639
Cangrejera Ethylene Complex	19,705,017
Salina Cruz Refinery	16,736,410
Morelos Petrochemical Complex	1,826,670
Independencia Petrochemical Complex	1,535,388
Pajaritos Ethylene Complex	185,000
Total	Ps.	122,464,595

Cash-Generating Units of Energy Transformation
For the nine-month period ended September 30, 2025, the Energy Transformation segment recognized a net impairment of Ps. (876,754), shown by CGUs as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025
Ciudad Pemex Gas Processor Complex	Ps.	(780,129)
Cactus Gas Processor Complex	(371,315)
La Venta Gas Processor Complex	(110,103)
Matapionche Gas Processor Complex	3,290
Gas Arenque Processor Complex	3,837
Gas Poza Rica Processor Complex	19,496
Coatzacoalcos Gas Processor Complex	127,887
Nuevo Pemex Gas Processor Complex	230,283
Impairment	Ps.	(876,754)

As of September 30, 2025, the Energy Transformation segment recognized a net impairment of Ps. (876,754) due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.3825 = U.S.$1.00 as of September 30, 2025 and the decrease in gross margin due higher production costs. These effects were offset by the decrease in the discount rate of CGUs of refined products from 15.93% as of December 31, 2024 to 12.26% as of September 30, 2025.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Energy Transformation, the net present value of cash flows was determined based on the following assumptions:

September 30, 2025
Gas

Processed volume (1)	2,555 mmpcd of humid gas
Rate of U.S.$	18.3825
Useful lives of the cash-generating units (year average)	8
After-tax discount rate	12.26%
Period	2025 - 2032
(1) Average of the first 5 years.
CGUs in the Energy Transformation segment are processing centers grouped according to their types of processes in the gas complex processors. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Energy Transformation segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of September 30, 2025, the value in use for the CGUs is as follows:

	2025
Nuevo Pemex Gas Processor Complex	Ps.	7,650,765
Ciudad Pemex Gas Processor Complex	5,746,105
Cactus Gas Processor Complex	4,475,667
Burgos Gas Processor Complex	1,368,492
Coatzacoalcos Gas Processor Complex	890,176
La Venta Gas Processor Complex	915,660
Total	Ps.	21,046,865
Cash-Generating Units of Pemex Industrial Transformation (until June 1, 2025, see Note 1)
For the nine-month period ended September 30, 2024, Pemex Industrial Transformation recognized a net impairment of Ps. (67,871,770), shown by CGUs as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2024
Salina Cruz Refinery	Ps.	(17,468,195)
Minatitlán Refinery	(15,335,373)
Cadereyta Refinery	(10,818,788)
Salamanca Refinery	(6,721,667)
Madero Refinery	(5,445,091)
Fertilizers	(3,238,389)
Ciudad Pemex Gas Processor Complex	(3,177,751)
Tula Refinery	(1,744,025)
Gas Burgos Gas Processor Complex	(1,665,672)
Cactus Gas Processor Complex	(1,321,110)
Morelos Petrochemical Complex	(1,015,359)
Coatzacoalcos Gas Processor Complex	(435,265)
Cangrejera Ethylene Complex	(419,501)
La Venta Gas Processor Complex	(255,446)
Matapionche Gas Processor Complex	(158,745)
Pajaritos Ethylene Complex	(41,370)
Gas Arenque Processor Complex	2,621
Gas Poza Rica Processor Complex	149,459
Nuevo Pemex Gas Processor Complex	1,237,897
Impairment	Ps.	(67,871,770)

As of September 30, 2024, Pemex Industrial Transformation recognized a net impairment of Ps.(67,871,770) due to a (i) decrease in estimated gross income as a result of adverse operational and market conditions; (ii) an increase in the discount rate of CGUs of refined products from 13.68% as of December 31, 2023 to 13.98% as of September 30, 2024, and (iii) variations in the exchange rate used in the projected cash flows from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.19.6290 = U.S. $1.00 as of September 30, 2024.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of September 30,
	2024
	Refining	Gas	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$)	104.58	N.A.	N.A.	N.A.	N.A.
Processed volume (1)	1,030 mbd	2,428 mmpcd de gas húmedo	Variable because the load inputs are diverse
Rate of U.S.$	$19.6290	$19.6290	$19.6290	$19.6290	$19.6290
Useful lives of the cash-generating units (year average)	11	7	5	6	5
Pre-tax discount rate	13.98%	14.09%	10.46%	10.46%	11.44%
Period (2)	2024-2034	2024-2030	2024-2028	2024-2029	2024-2028

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in Pemex Industrial Transformation were processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produced various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represented the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.
The recoverable amount of assets was based on each asset’s value in use. The value in use for each asset was calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2024, the value in use for the impairment of fixed assets was as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2024
Tula Refinery	Ps.	49,412,422
Salamanca Refinery	18,718,170
Cadereyta Refinery	18,327,939
Cangrejera Ethylene Complex	10,957,462
Salina Cruz Refinery	9,691,783
Nuevo Pemex Gas Processor Complex	8,889,274
Ciudad Pemex Gas Processor Complex	8,206,845
Cactus Gas Processor Complex	5,791,934
Independencia Petrochemical Complex	2,551,933
La Venta Gas Processor Complex	1,141,934
Coatzacoalcos Gas Processor Complex	1,113,466
Pajaritos Ethylene Complex	185,000
Burgos Gas Processor Complex	67,181
Total	Ps.	135,055,343

Cash-Generating Units of Logistics as a part of Other Operating Subsidiary Companies segment (formerly Pemex Logistics)
During the nine-month period ended September 30, 2025, Logistics as part of the Other Operating Subsidiary Companies segment, recognized a net impairment of Ps.(22,143,105) mainly due to a decrease in the estimated pipelines CGUs cash flows due to the percentage of the allocable cost of petroleum products losses is no longer included.

The CGUs of Logistics as part of the Other Operating Subsidiary Companies segment are pipelines and transportation equipment. The recoverable amount of assets as of September 30, 2025 was Ps.76,097,669, based on discounted cash flows and discount rate of 13.99% and useful life of 17 years.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash Generating Units of Pemex Logistics (until June 1, 2025 see Note 1)
During the nine-month period ended September 30, 2024, Pemex Logistics recognized a net reversal of impairment of Ps. 582,924 due to: a decrease in the discount rate used for the project future cash flows in storage terminals from 14.80% as of December 31, 2023 to 14.57% as of September 30, 2024.

The CGUs of Pemex Logistics were storage terminals, pipelines and transport equipment. The recoverable amounts of the assets as of September 30, 2024 were Ps.73,098,806, each corresponding to the discounted cash flows at the rate of 14.57% and 17 years of useful lives, respectively.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of September 30, 2025 and December 31, 2024, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 13,602,920 and Ps. 17,088,277, respectively:
A.    Wells unassigned to a reserve

	September 30,
	2025		2024
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	15,573,570	Ps.	18,940,360
Additions to construction in progress	10,635,991		24,708,576
Transfers against expenses	(7,218,851)		(13,340,903)
Transfers against fixed assets	(6,811,189)		(6,701,403)
Balance at the end of the period	Ps.	12,179,521	Ps.	23,606,630
For the nine-month periods ended September 30, 2025 and 2024, PEMEX recognized expenses related to unsuccessful wells of Ps. 14,380,274 and Ps. 21,876,768, respectively, directly in its statement of comprehensive income.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2025	Ps.	7,183,553	1,949,820	Ps.	9,133,373
Additions	76,289		15,414	91,703
Effects of foreign exchange	32,358		(181,863)	(149,505)
	7,292,200		1,783,371	9,075,571
Amortization accumulated
Balance as of January 1, 2025	(6,779,294)		(839,372)	(7,618,666)
Amortization	(160,096)		(21,848)	(181,944)
Effects of foreign exchange	68,742		79,696	148,438
	(6,870,648)		(781,524)	(7,652,172)
Balance as of September 30, 2025	Ps.	421,552	1,001,847	Ps.	1,423,399
Useful lives	1 to 3 years		Up to 36 years

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2024	Ps.	6,562,014	1,587,720	Ps.	8,149,734
Additions	354,441		37,922	392,363
Effects of foreign exchange	230,384		260,788	491,172
	7,146,839		1,886,430	9,033,269
Amortization accumulated
Balance as of January 1, 2024	Ps.	(6,060,212)	(679,063)	(6,739,275)
Amortization	(280,583)		(18,166)	(298,749)
Effects of foreign exchange	(191,752)		(110,302)	(302,054)
	(6,532,547)		(807,531)	(7,340,078)
Balance as of September 30, 2024	Ps.	614,292	1,078,899	Ps.	1,693,191
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
Government bonds (1)	Ps.	21,461,387	Ps.	35,875,353
Less: current portion of Government Bonds, net of expected credit losses	21,461,387		14,740,032
Total long-term notes receivable	Ps.	—	Ps.	21,135,321
(1)As of September 30, 2025 and December 31, 2024, includes an expected credit loss of Ps.1,839 and Ps.2,869, respectively.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to September 30, 2025, interest income generated by the Government Bonds amounted to Ps.1,444,470, of which Petróleos Mexicanos received payments in the amount of Ps.1,819,299. During the period from January 1 to September 30, 2024, interest income generated by the Government Bonds amounted to Ps. 3,808,304, of which Petróleos Mexicanos received payments in the amount of Ps. 4,328,054.
As of September 30, 2025 and December 31, 2024, the Government Bonds consist of 1 and 5 series of development bonds, respectively (D Bonds and M Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturities between 2025 and 2026, at nominal values of Ps. 21,419,618 and Ps.35,778,918, respectively.
As of September 30, 2025 and December 31, 2024, the fair value of the transferred assets was Ps. 21,344,007 and Ps. 35,279,002, respectively, and the fair value of the associated liabilities was Ps. 20,135,747 and Ps. 33,941,600, respectively, resulting in a net position of Ps. 1,208,260 and Ps. 1,337,402, respectively.
As of September 30, 2025 and December 31, 2024, the recorded liability was Ps. 20,055,036 (Ps. 19,942,808 of principal and Ps. 112,228 of interest) and Ps. 34,357,836 (Ps. 34,006,893 of principal and Ps. 350,943 of interest), respectively.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The roll-forward of the Government Bonds is as follows:

	As of September 30,
	2025		2024
Balance as of the beginning of the year	Ps.	35,875,353	Ps.	64,132,418
Government Bonds collected (1)	(14,359,299)		(20,936,777)
Accrued interests	1,444,470		3,808,304
Interests received from bonds	(1,819,299)		(4,328,054)
Amortized cost	319,133		366,598
Reversal of impairment of bonds	1,029		2,153
Balance at the end of the period	Ps.	21,461,387	Ps.	43,044,642
(1)As of September 30, 2025 four series of Government Bonds were collected in February, April, June and August.
B.    Other assets
As of September 30, 2025 and December 31, 2024, the balance of other assets was as follows:

	September 30, 2025		December 31, 2024
Restricted cash (1)	Ps.	18,718,961	Ps.	17,119,599
Other	5,010,569		4,657,144
Payments in advance (2)	4,176,240		4,029,445
Insurance	1,969,885		1,922,587
Total other assets	Ps.	29,875,655	Ps.	27,728,775

(1)As of September 30, 2025 and December 31, 2024, restricted cash mainly consists of collateral for a financing transaction maturing in November 2026, amounting to Ps.15,790,568 and Ps.14,972,193, respectively, as well as cash related to court-ordered seizures amounting to Ps.2,928,379 and Ps.2,417,406, respectively.
(2)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2025, published in the Official Gazette of the Federation on December 19, 2024, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps.143,403,700 and an external net debt up to U.S.$5,512,700. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the fiscal year of 2025.
During the period from January 1 to September 30, 2025, PEMEX participated in the following outstanding financing activities:
•On January 22, 2025, Petróleos Mexicanos issued U.S.$400,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due March 2026.

•On February 7, 2025, Petróleos Mexicanos issued U.S.$1,487,457, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due May 2026.

•On February 10, 2025, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 350 basis points, maturing in February 2027. The credit agreement is fully drawn.

•On February 21, 2025, Petróleos Mexicanos drew U.S.$1,000,000, from a credit facility bearing interest at a floating rate linked to 90-day compounded SOFR plus a margin of 350 basis points, maturing in June 2026.

•On March 11, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in October 2025.

•On March 14, 2025, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 500 basis points, maturing in March 2027. The credit agreement is fully available.

•On March 25, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in November 2025.

•On March 26, 2025, Petróleos Mexicanos entered into a Ps.5,972,676, credit facility in two tranches: the first one of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 375 basis points, maturing in March 2026, and the second of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 200 basis points, maturing in March 2026.

•On August 18, 2025, Petróleos Mexicanos entered into a securities lending transaction with a Luxembourg special purpose vehicle, Eagle Funding LuxCo S.à r.l., acting in respect of its compartment “EFL Compartment I” (“EFL I”). Petróleos Mexicanos received U.S. Treasury Securities (the “Eligible Assets”) in exchange for a fee payable to EFL I. Petróleos Mexicanos then entered into a 5-year repurchase transaction with three international financial banks pursuant to which it sold the Eligible Assets for approximately U.S.$11,354,374 (Ps.213,617,793). Pursuant to the repurchase transaction, Petróleos Mexicanos is required to repurchase the Eligible Assets in 10 semi-annual instalments starting in 2026 and ending in 2030, and will receive a corresponding amount of Eligible Assets upon each instalment payment, which Petróleos Mexicanos will in turn deliver (or cause the international financial banks to deliver) to EFL I pursuant to the terms of the securities lending transaction. In addition, Petróleos Mexicanos will pay a price differential to the participating banks semi-annually (until maturity of the repurchase transaction), net of any income such banks receive pursuant to the Eligible Assets. Petróleos Mexicanos does not have control and does not retain substantially all the risks and rewards of the Eligible Assets, accordingly Petróleos Mexicanos will not recognize assets or liabilities from the lending transaction, and will recognize cash received from the repurchase transaction as debt.

As of September 30, 2025, PEMEX had U.S.$5,738,000 and Ps.20,500,000 in credit lines in order to provide liquidity of which U.S.$4,178,000 and Ps.20,500,000 were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to September 30, 2025, PMI Trading obtained and repaid U.S.$540,000 from its revolving credit line. As of

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

September 30, 2025, the outstanding amount under this revolving credit line was U.S.$206,314 and the available amount was U.S.$23,686.

The following table presents the roll-forward of total debt of PEMEX for each of the nine-month periods ended September 30, 2025 and 2024, which includes short and long-term debt:

	2025 (1)		2024 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,978,772,255	Ps.	1,794,470,357
Loans obtained - financing institutions	817,316,948		802,721,233
Debt payments	(795,941,218)		(904,734,885)
Accrued interest (2)(3)	116,473,577		117,720,180
Interest (paid)	(125,101,327)		(121,804,035)
Foreign exchange	(148,046,296)		221,704,153
At the end of the period	Ps.	1,843,473,939	Ps.	1,910,077,003
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2025, includes Ps. 967,858 of premiums and awards amortizations; Ps. (539,553) of fees and expenses related to the issuance of debt and amortized cost of Ps. 397,933.
(3)During 2024, includes Ps. 372,828 of premiums and awards amortizations; Ps. (1,494,781) of fees and expenses related to the issuance of debt and amortized cost of Ps. 1,852,912.

As of September 30, 2025 and 2024, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2025	2024
U.S. dollar	18.3825	19.6290
Japanese yen	0.1229	0.1357
Pounds sterling	24.6399	26.3421
Euro	21.5075	21.9472
Swiss francs	23.0386	23.2049
UDI	8.550668	8.247167

NOTE 16.    PROVISIONS FOR SUNDRY CREDITORS
As of September 30, 2025 and December 31, 2024, the provisions for sundry creditors and others is as follows:

	September 30, 2025		December 31, 2024
Provision for plugging of wells (Note 12)	Ps.	111,222,600	Ps.	115,514,750
Provision for trials in process (Note 18)	31,728,996		13,186,811
Provision for environmental costs	10,717,633		9,134,000
Total	Ps.	153,669,229	Ps.	137,835,561

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 17.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the nine-month period ended September 30, 2025, Petróleos Mexicanos received Ps.380,100,879 in Certificates of Contribution “A” from the Mexican Government.
During 2024, Petróleos Mexicanos received Ps.156,509,050 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	156,509,050
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	380,100,879
Certificates of Contribution “A” as of September 30, 2025	Ps.	1,732,817,345

Mexican Government contributions made in the form of Certificates of Contribution “A” during the nine-month period ended September 30, 2025 totaled Ps.380,100,879 and were designated for the strengthening of Petróleos Mexicanos’

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

financial position and for the Waste Utilization Project at the Miguel Hidalgo and Salina Cruz, Oaxaca Refineries as follows:

Date	Strengthening of financial position
January 10,	Ps.	20,382,300
January 10,	1,803,442
February 7,	15,000,000
February 19,	23,532,337
March 19,	19,284,494
April 21,	7,930,143
May 2,	2,905,392
June 2,	3,700,830
July 1,	5,256,579
July 22,	10,511,768
August 11,	3,548,535
August 25 (1),	3,422,870
August 25 (1),	1,130,818
August 25 (1),	1,084,248
September 25,	145,783,855
September 25,	107,984,484
September 26(1),	1,862,240
September 26(1),	1,616,119
September 26(1),	3,360,425
Total	Ps.	380,100,879
(1) Includes financing to the Waste Utilization Project at the Miguel Hidalgo and Salina Cruz refineries.
B.    Mexican Government contributions
As of September 30, 2025 and December 31, 2024, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of September 30, 2025 and December 31, 2024, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)
As a result of the analysis of the discount rate related to the liability for employee benefits for the nine-month period ended September 30, 2025, PEMEX recognized a net actuarial (loss) of Ps.(196,420,638) in other comprehensive income, related to retirement and post-employment benefit obligations. The variation related to retirement and post-employment benefits resulted from a decrease in the discount rate and plan asset rates from 11.28% as of December 31, 2024, to 9.75% as of September 30, 2025.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the nine-month period ended September 30,2024, PEMEX recognized net actuarial gains of Ps.121,077,944 in other comprehensive results, net of deferred income tax of Ps. (8,039,019) related to retirement and post-employment benefits. The gains resulted from an increase in discount and plan asset return rates, rising from 9.42% on December 31, 2023 to 10.11% on September 30, 2024.

E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos State-Owend Public Company and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.

In 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2025. These conditions have negatively impacted PEMEX’s financial performance and liquidity position.

On August 1, 2025, Fitch Ratings upgraded PEMEX’s long-term local and foreign currency issuer default to “BB” from “B+”. Fitch Ratings also removed its Rating Watch Positive and upgraded the rating of PEMEX’s senior unsecured notes outstanding to “BB” from “B+”/”RR4.” On August 27, 2025, Moody’s Rating upgraded PEMEX’s long-term local currency senior unsecured debt ratings for its PEMEX 12U, PEMEX 14U, PEMEX 14-2, and PEMEX 15U notes to “AAA.mx” from “AA+.mx” and affirmed its outlook to stable from negative.
For the nine-month period ended September 30, 2025 and 2024, PEMEX recognized net (loss) of Ps. (45,055,006) and Ps.(430,102,758), respectively. In addition, as of September 30, 2025 and December 31, 2024, PEMEX had a negative equity of Ps.(1,895,797,662), and Ps.(1,983,775,736), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.463,826,251 and Ps.767,968,661, as of September 30, 2025 and December 31, 2024, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2025 authorized PEMEX to have a financial balance budget of Ps.248,722,000 and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.245,388,650 and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2025, which PEMEX expects to

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.443,168,492 as of September 30, 2025.
The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022 was in effect for 2023 and 2024, and remains in effect through 2025. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

Separately, the 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. PEMEX is currently evaluating the economic nature of the welfare oil duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods.

The Mexican Government’s Federal Budget for 2025 includes Ps.136,210,300 for PEMEX to face its short-term liabilities, which will be received during 2025.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2025 also authorized PEMEX to incur a net additional indebtedness up to Ps.245,388,650 (Ps.143,403,700 and U.S.$5,512,700), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2025.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Prices of crude oil, natural gas and petroleum products remained volatile in 2025, similar to 2024, due to ongoing market conditions. If international values for the Mexican oil price were higher than the average price of U.S.$57.80 per barrel, which was the reference price used to prepare PEMEX’s financial balance for 2025, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. During the the nine-month period ended September 30, 2025, the average price of crude oil was U.S.$61.16 per barrel.
On August 5, 2025, PEMEX presented its Plan Estratégico 2025–2035 (the “Strategic Plan”), grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance its operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured along operational strategy, aim to boost production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility; and capitalization and financing strategy, aim to strengthen PEMEX’s financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Petróleos Mexicanos State-Owned Public Company is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2025 and December 31, 2024 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G.    Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”
As of September 30, 2025 and December 31, 2024, non-controlling interest represented (losses) of Ps.(283,179) and Ps. (274,387), respectively, in PEMEX’s equity (deficit).

NOTE 18.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements. As of September 30, 2025 and December 31, 2024, PEMEX had accrued a reserve of Ps. 31,728,996 and Ps. 13,186,811, respectively, for these contingent liabilities.
As of September 30, 2025, the current status of the principal lawsuits in which PEMEX is involved is as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus VAT; (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VAT; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payof financial expenses. On August 27, 2024, the tax review was filed. An amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 4, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018.. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), informing the designation of the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until the determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. On February 17, 2025, the Eighth District Court in Administrative Matters of the First Circuit denied the amparo filed by Micro Smart Systems de México S. de R.L. de C.V. (case 1560/2024-VIII) against a September 10, 2024 resolution of the First Section of the Superior Chamber of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). In that resolution, the TFJA had found that its prior judgment was complied with because the contested settlement was annulled and replaced with a new one reflecting the effects ordered in the nullity judgment. On March 11, 2025, Micro Smart Systems appealed the denial of the amparo. On April 3, 2025, the First Section of the Superior Chamber of the Federal Court of Administrative Justice decided to wait for the outcome of the amparo case before lifting a suspension issued on September 4, 2024, and before issuing its final ruling. On April 21, 2025, the Twenty-Fourth Administrative Joint Court of the First Circuit admitted an ancillary appeal for review filed by Pemex Exploration and Production. On June 25, 2025, through a resolution issued within the amparo review proceeding R.A. 519/2025, the Third Joint Administrative Court of the First Circuit determined, due to court assignment and considering that it had previously taken cognizance of the amparo review R.A. 153/2023 — which derived from the nullity trial 752/17-18-01-7/1625/19-S1-05-04 — to assume jurisdiction over the matter. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. On February 28, 2025, the investigation was declared concluded, and the records were sent to the Pleno de la Sala Superior (Plenary of the Superior Chamber) for the issuance of the judgment. On May 15, 2025, through a resolution issued by the Superior Chamber, acknowledgment of receipt of the original case files was

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

recorded, and the case remains under analysis by the Superior Chamber. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On March 7, 2025, Pemex Logistics and PMI SP, filed a response to the Request for Arbitration submitted by MONTERRA ENERGY, S. DE R.L. DE C.V., identified with the number CCI 29125/PDP, stemming from an alleged breach of contract, regarding various conditions precedent, including capital contributions and the purchase and sale of shares to acquire a Hydrocarbon Storage Terminal in Tuxpan Veracruz, for an amount of Ps.6,010,259. The deadline granted by the Court Secretariat for the nominated Co-Arbitrators to appoint the president of the arbitral tribunal on or before March 26, 2025, is currently running. The drafting of the Terms of Reference and the holding of the Conference on the Conduct of Proceedings are pending. On July 25, 2025, the Conference on the Conduct of Proceedings took place, during which the parties, by mutual agreement, determined the mechanism for managing the arbitration and agreed to prepare the procedural calendar and the Terms of Reference, in which the parties’ preliminary positions would be recorded. At the parties’ request, the Arbitral Tribunal, by Procedural Order No. 2 dated September 16, 2025, ordered a suspension of the proceedings until November 12 of the same year. On November 12, 2025, Servicios y Terminales de Tuxpan, S.A. de C.V., Monterra Energy, S. de R.L. de C.V., Tuxpan Port Terminal, S.A. de C.V., Petróleos Mexicanos and P.M.l. Servicios Portuarios Transoceánico, S.A de C.V., withdrew from the arbitration proceedings, being that in Procedural Order number 3, of November 20, 2025, the President of the Arbitral Tribunal declares the early termination of the proceedings by agreement of the parties. As of the date of these condensed consolidated interim financial statements, both the trial and the arbitration procedure were dismissed.

•On June 17, 2025, COMPAÑÍA MINERA SAN ALEJANDRO, S.A. de C.V. filed a civil lawsuit against Petróleos Mexicanos seeking indemnification related to the alleged breach of Preparatory Contract PM-2019-004. The ordinary civil action, docketed as case 2065/2025, was filed before the Fourteenth District Court for Civil Matters in Mexico City. The plaintiff also claimed damages in the amount of Ps.7,316,929 for equipment maintenance costs, as well as other resources and expenses incurred during the contractual period, and an additional Ps.2,353,719 for loss of fair profit. On June 20, 2025, PEMEX submitted its response to the claim, denying liability and raising exceptions and defenses. On June 24, 2025, following a hearing with the opposing party, the claim was deemed answered. On July 1, 2025, the Court admitted for processing the objection regarding the impropriety of the procedural route, which remains pending resolution. As of the date of these condensed consolidated interim financial statements, the final resolution of this action is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 19.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from October 1 to December 5, 2025, PEMEX conducted liability management transactions pursuant to which:

•On October 1, 2025, PEMEX consummated a tender offer pursuant to which it purchased (1) U.S.$694,201 aggregate principal amount of its outstanding 4.500% Notes due 2026; (2) €532,898 aggregate principal amount of its outstanding 3.750% Notes due 2026; (3) U.S.$1,491,549 aggregate principal amount of its outstanding 6.875% Notes due 2026; (4) U.S.$1,260,291 aggregate principal amount of its outstanding 6.490% Notes due 2027; (5) U.S.$2,815,019 aggregate principal amount of its outstanding 6.500% Notes due 2027;(6) €550,001 aggregate principal amount of its outstanding 2.750% Notes due 2027; (7) U.S.$1,189,743 aggregate principal amount of its outstanding 5.350% Notes due 2028; and (8) €830,923 aggregate principal amount of its outstanding 4.875% Notes due 2028.

•On November 3, 2025, PEMEX consummated a redemption pursuant to which it redeemed (1) U.S.$431,883 aggregate principal amount of its 4.500% Notes due 2026; (2) €467,102 aggregate principal amount of its 3.750% Notes due 2026; and (3) U.S.$1,035,305 aggregate principal amount of its 6.875% Notes due 2026.
As of September 30, 2025, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. Between October 1 to December 5, 2025, PMI Trading obtained and repaid U.S.$60,000 from its revolving credit line. As of December 5, 2025, the outstanding amount under this revolving credit line was U.S.$206,314. The available amount under this revolving credit lines was U.S.$23,686 as of December 5, 2025.
As of December 5, 2025, PEMEX had U.S.$5,738,000 in available credit lines in order to provide liquidity, of which U.S.$4,338,000 are available.
B.    Exchange rates and crude oil prices
As of December 5, 2025, the Mexican peso-U.S. dollar exchange rate was Ps. 18.2642 per U.S. dollar, which represents a 0.6% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2025, which was Ps. 18.3825 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimated income of Ps.10,651,157 in PEMEX’s foreign exchange gains as of December 5, 2025.
As of December 5, 2025, the weighted average price of the crude oil exported by PEMEX was U.S.$56.39 per barrel. This represents a price decrease of approximately 7.8% as compared to the average price as of September 30, 2025, which was U.S.$61.16 per barrel.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C.    Contributions from the Mexican Government
During the period from October 1 to December 5, 2025, the Mexican Government made contributions to Petróleos Mexicanos through the Ministry of Energy in the amount of Ps.11,011,062 to strengthen its financial position, for the Waste Utilization Project at the Miguel Hidalgo and Salina Cruz, Oaxaca Refineries and capital contributions for PTI ID.

Date	Strengthening of financial position
October 27,	Ps.	5,302,977
October 27,	121,037
November 27(1),	1,023,555
November 27(1),	2,220,543
November 27(2),	2,342,950
Total	Ps.	11,011,062
(1) Includes financing to the Waste Utilization Project at the Miguel Hidalgo and Salina Cruz refineries.
(2) Includes capital contributions for PTI ID.
D.     Amending agreements with suppliers
Petróleos Mexicanos issued amending agreements to extend the payment term with suppliers and contractors, to pay the balances generated in 2025 up to 8 years, through quarterly payments of principal and interest. As of October 31, 2025, the amount of these agreements amounted Ps.29,235,977.